

ANNUAL REPORT **2026**





TABLE OF CONTENTS









FINANCIAL HIGHLIGHTS

	2025	2026	% Change
Total Revenue (in Thousands)	$15,940,899	$17,561,101	10.2%
Cash Flow from Operations (in Thousands)	$1,090,854	$1,377,540	26.3%
Net Income (in Thousands)	$546,520	$714,448	30.7%
EBITDA* (in Thousands)	$1,200,047	$1,483,615	31.0%
EPS (Diluted)	$14.64	$19.16	30.9%
Number of Stores	2,904	2,944	1.4%

* EBITDA is a non-GAAP measure which we define as net income before net interest expense, income taxes, depreciations and amortization. See pages 22–23 of the Form 10-K, as included, for a reconciliation of EBITDA to net income.

CASEY'S
HAS UNIQUE COMPETITIVE ADVANTAGES IN THE CONVENIENCE STORE LANDSCAPE.









Casey's
KITCHEN
Beyond Ready

QUALITY

Casey's

For their dedication to education and play, we honor
Liz Matheson
and
Casey's General Store
with this playground.

TO OUR
SHAREHOLDERS

Fiscal year 2026 was the culmination of the three-year strategic plan we introduced in June 2023. It was a strong year throughout the business due to solid execution of the plan, and that was recognized as Casey's joined the S&P 500 Index in April. We delivered on our financial commitments and generated shareholder value as we recap our fiscal 2026. As we discuss highlights below, we also look forward to fiscal 2027 and beyond.

Our prepared food program continues to be one of Casey's biggest differentiators. Our guests, including 10.5 million Casey's Rewards members, enjoyed our delicious, handmade pizza, including recent specialty pizza menu additions like four cheese and twisted pepperoni, and can now enjoy our bacon cheeseburger pizza LTO with a side of fries. Speaking of fries, our wings and fries test was a success, and we have expanded sauced wings to nearly 850 stores, with plans to bring the program across the rest of the footprint over the next two fiscal years, while fries are now served at almost every Casey's store. That innovation and execution showed up in the financial results for fiscal 2026, with inside same-store sales up 4.2%. Prepared food and dispensed beverage led the way with a same-store sales increase of 5.2%, driven by strong performance in whole pizzas.

Grocery and general merchandise same-store sales increased 3.9% for the year, led by non-alcoholic and alcoholic beverages, especially energy drinks.



INCOME BEFORE INCOME TAXES	**DILUTED EPS**	**STORE COUNT**
2024: $656,160	2024: $13.43	2024: 2,658
2025: $712,449	2025: $14.64	2025: 2,904
2026: $937,023	2026: $19.16	2026: 2,944

In fiscal 2025, we completed the largest acquisition in the Company's history with Fikes Wholesale, and in fiscal 2026, we built and acquired 80 units while remodeling approximately 50 CEFCO stores into Casey's. The team's ability to grow the business while successfully integrating a large transaction gives us confidence that we can steadily expand the store base and remain opportunistic when larger deals present themselves.





FRESH





CASEY'S
IS A RESTAURANT-FIRST
RETAILER WITH A FOCUS
ON LOCAL COMMUNITY
INVOLVEMENT.

Darren Rebelez
Board Chair, President &
Chief Executive Officer





12:37
Casey's
PICK UP Est. Time 30 min
105 Grand Ave, West Des Moines, IA
Change
TWO NEW PIZZAS
TWISTED PEPPERONI
ULTIMATE MEAT
Try now
Casey's REWARDS
245 pts
EXPRESS WASH
Redeem a wash
View other wash types
Shop by category
Scan Rewards
Home
Rewards
Order
Savings
Account

10+ MILLION MEMBERS

CASEY'S
REWARDS
HITS OVER
TEN MILLION
MEMBERS.



REWARDS







Casey's



Casey's is a leading convenience retailer and the fifth largest pizza chain in the U.S., serving guests across 2,900+ stores in 19 states.

At the pump, our fuel team once again executed well, balancing volume and margin to drive gross profit dollars, as same-store fuel gallons were up 1.4% for the year while margin averaged 42.6 cents per gallon.

Operationally, we leveraged the benefits of our scale while staying focused on both our team and the guest. For the fourth consecutive fiscal year, we reduced same-store labor hours and made further progress on turnover reduction and employee engagement. The result was a better guest experience, with satisfaction scores reaching the highest level in Company history.

We stayed focused on executing the strategy, and the financial results were strong. For fiscal 2026, net income and EBITDA increased 30.7% and 23.6%, respectively. We achieved this while raising the dividend for the 27th consecutive year and maintaining a strong balance sheet.

Across the three-year strategic plan, net income and EBITDA delivered a three-year CAGR of 16.9% and 15.9%, respectively. When we introduced the plan, our objective was to grow at an 8%–10% EBITDA CAGR, over three years, and we meaningfully exceeded that target.

Now, we look ahead to fiscal 2027 and the start of our next three-year plan. I could not be more proud of the Casey's team and I am confident in what is ahead. We appreciate your support and we look forward to building on our strong track record of creating long-term shareholder value. Thank you for your investment in Casey's.

Darren Rebelez
Board Chair, President & Chief Executive Officer







EXTENDED
LEADERSHIP TEAM

CHAD FRAZELL*
Chief Human
Resources Officer

KATRINA LINDSEY*
Chief Legal Officer

TOM BRENNAN*
Chief Merchandising
Officer

DARREN REBELEZ*
President and CEO

ENA WILLIAMS*
Chief Operating Officer

STEVE BRAMLAGE*
Chief Financial Officer

BRIAN JOHNSON
SVP, Business Development

JIM DUNAWAY
Division VP, Store
Operations

KIM LIPPERT
Division VP, Store
Operations

FAREED SIDDIQUI
VP, Merchandising

ANNIE ALABAUGH
Division VP, Store
Operations

KORY ROSS
VP, Accounting

ASHENAFI TEKESTE
Division VP, Store
Operations

SAM JAMES
SVP, Finance and IR

JAY SOUPENE
SVP and Head of CEFCO

TIM AHRENDSEN
SVP, Operations
Excellence

SCOTT FABER
VP, Deputy General
Counsel and Corporate
Secretary

MARK STINDE
VP, Asset Protection

SHERRI HART
VP, HR, Field Operations

CHRIS WATKINS
VP, IT Engineering

BRAD HAGA
SVP, Prepared Food
and Dispensed Beverage

KURT HASSON
VP, IT Engineering

NAN THOMAE
VP, HR Total Rewards

CHRIS STEWART
VP, Fuel

STEPH HOPPE
VP, Omnichannel
Marketing

ERIC LONG
VP, Proprietary Brands

PAUL SUAREZ
VP, Chief Information
Security Officer

KENDRA MEYER
VP, Sourcing and
Procurement

DOUG MEANS
SVP, Chief Information
Officer

STEVEN ROBINS
VP, Real Estate

PIERRE HAKIM
VP, Enterprise Strategy,
Data & AI

CHRIS BOLING
SVP, Store Operations

**NATHANIEL
DODDRIDGE**
SVP, Fuel Operations

JON HOSTASA
VP, Construction
and Maintenance

Not pictured below:

JOSH GONDEK
VP, Distribution
Operations



Pictured from left to right: Brian Johnson, Jim Dunaway, Kim Lippert, Fareed Siddiqui, Annie Alabaugh, Kory Ross, Ashenafi Tekeste, Sam James, and Jay Soupene.



Pictured from left to right: Tim Ahrendsen, Scott Faber, Mark Stinde, Chad Frazell*, Katrina Lindsey*, Sherri Hart, and Chris Watkins.



Pictured from left to right: Tom Brennan*, Brad Haga, Kurt Hasson, Nan Thomae, Chris Stewart, Steph Hoppe, and Eric Long.



Pictured from left to right: Paul Suarez, Kendra Meyer, Doug Means, Darren Rebelez*, and Steven Robins.



Pictured from left to right: Pierre Hakim, Chris Boling, Nathaniel Doddridge, Ena Williams*, Steve Bramlage*, and Jon Hostasa.

*Executive Officers

BOARD OF DIRECTORS

MICHAEL SPANOS
Chief Executive Officer,
Bloomin' Brands, Inc.

JUDY SCHMELING
Lead Independent Director and
former Chief Operating Officer
of HSN, Inc. and former
President of Cornerstone Brands

DAVID LENHARDT
Former President and
Chief Executive Officer
of PetSmart, Inc.

CARA HEIDEN*
Retired Co-President of
Wells Fargo Home Mortgage

DARREN REBELEZ
Board Chair, President and
Chief Executive Officer of
Casey's General Stores, Inc.

DONALD FRIESON
Retired Executive Vice President
Supply Chain, Lowe's Companies

LARREE RENDA
Retired Executive Vice President
of Safeway, Inc.

STANLEY SUTULA
Chief Financial Officer of
Colgate-Palmolive Company

ALLISON WING
Chief Executive Officer
of Oobli, Inc.

SRI DONTHI
Chief Information Officer,
Ralph Lauren Corporation

GREGORY TROJAN
Former Chief Executive Officer
of BJ's Restaurants, Inc.

MARIA CASTAÑÓN MOATS
Retired Partner,
PricewaterhouseCoopers, LLP



Pictured from left to right: Michael Spanos, Judy Schmeling, David Lenhardt, Cara Heiden, Darren Rebelez, Donald Frieson, Larree Renda, Stanley Sutula, Allison Wing, Sri Donthi, Gregory Trojan, and Maria Castañón Moats.

*Ms. Heiden is retiring as of September 2, 2026 and will not stand for re-election at the 2026 annual shareholders' meeting.

INVESTOR
INFORMATION

COMMON STOCK

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 36,904,285 shares of common stock outstanding at April 30, 2026 had a market value of approximately $30.3 billion. On that date, there were 1,297 shareholders of record.

COMMON STOCK MARKET PRICES

	CALENDAR 2024		CALENDAR 2025		CALENDAR 2026	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
1st Quarter	$324.40	$268.07	$445.17	$372.09	$728.54	$551.41
2nd Quarter	389.44	306.45	514.32	397.80	—	—
3rd Quarter	401.07	350.52	571.57	490.00	—	—
4th Quarter	439.68	363.00	575.98	497.38	—	—

On June 22, 2026, the last reported sales price of the Company's common stock was $831.67 per share. On that same date, the market capitalization of the Company was approximately $30.9 billion.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The dividends declared in fiscal 2026 totaled $2.28 per share. The dividends declared in fiscal 2025 totaled $2.00 per share. At its June 2026 meeting, the Board of Directors declared a quarterly dividend of $0.65 per share payable August 14, 2026, to shareholders of record on August 1, 2026.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 781-575-2000
www.computershare.com

INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6100 or sending written requests to the following address:

Investor Relations
Casey's General Stores, Inc.
One SE Convenience Blvd.
Ankeny, Iowa 50021

Corporate information is also available at www.caseys.com under the Investor Relations tab. Quarterly conference calls are broadcast live over the Internet via the Investor Relations page and made available in archived format. Broadcast times for the quarterly calls will be announced on our website and in corresponding press releases.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG, LLP
Minneapolis, MN

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from future results expressed or implied by those statements. Casey's disclaims any intention or obligation to update or revise: forward-looking statements, whether as result of new information, future events or otherwise.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended April 30, 2026

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number 001-34700

CASEY'S GENERAL STORES, INC.

(Exact name of registrant as specified in its charter)

Iowa	**42-0935283**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

ONE SE CONVENIENCE BLVD., Ankeny, Iowa
(Address of principal executive offices)

50021
(Zip Code)

(515) 965-6100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value per share	CASY	The NASDAQ Global Select Market

Securities Registered pursuant to Section 12(g) of the Act

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of October 31, 2025, was approximately $19.1 billion based on the closing sales price ($513.19 per share) as quoted on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 16, 2026
Common Stock, no par value per share	**37,004,914 shares**

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Items 10, 11, 12, 13 and 14 of Part III is hereby incorporated by reference from the definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 30, 2026.

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1.   BUSINESS

The Company

As of April 30, 2026, Casey's General Stores, Inc. and its direct and indirect wholly-owned subsidiaries operate convenience stores primarily under the names "Casey's" and "Casey's General Store" (collectively, with the stores below referenced as "GoodStop (by Casey's)" or "CEFCO", referred to as "Casey's" or the "Company") throughout 19 states, approximately half of which are located in Iowa, Missouri and Illinois.

As of April 30, 2026, there were 2,944 stores in operation. Approximately 71% of all stores were opened in areas with populations of fewer than 20,000 persons. The Company competes on the basis of traditional features of convenience store operations such as location, extended hours, product offerings, price and quality of service.

All stores carry a broad selection of food items (which at most stores includes, but is not limited to, prepared foods such as regular and breakfast pizza, donuts, hot breakfast items, and hot and cold sandwiches), beverages, tobacco and nicotine products, groceries, health and beauty aids, automotive products, and other non-food items. As of April 30, 2026, 241 store locations offered car washes. In addition, all but six store locations offer fuel.

In addition to the "Casey's" and "Casey's General Stores" brands, the Company also operates a limited number of stores under the additional brands of "GoodStop (by Casey's)" or "CEFCO". These locations offer fuel for sale, and a broad selection of snacks, beverages, tobacco and nicotine products, and other essentials. However, some of these locations do not have a full-service kitchen and, therefore, have limited prepared food offerings. When the Company acquires stores, the locations are typically re-branded as "Casey's" as soon as the store is remodeled to include a full-service kitchen. If the store's layout or location does not allow for a full-service kitchen, the store typically will be operated as "GoodStop (by Casey's)" or the acquired brand.

The Company operates a wholesale network where Casey's manages wholesale fuel supply agreements to certain dealer sites and other wholesale locations. The dealer and wholesale locations are not operated by Casey's and are not included in our overall store count. Approximately 3% of total revenue for the year-ended April 30, 2026 relates to the wholesale fuel network.

The Company operates three distribution centers, through which certain grocery and general merchandise and prepared food and dispensed beverage items are supplied to most of our stores. One distribution center is adjacent to our corporate headquarters, which we refer to as the Store Support Center, in Ankeny, Iowa. The other two distribution centers are located in Terre Haute, Indiana and Joplin, Missouri. Additionally, the Company owns and operates a fuel terminal in Waco, Texas. The Company self-distributes the majority of fuel to our stores. The Company had a fleet of over 500 tractors used for distribution as of April 30, 2026.

The Company's internet address is www.caseys.com. We make available through our website all of our SEC filings, including current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports, free of charge as soon as reasonably practicable after they have been electronically filed with the SEC. Additionally, you can go to our website to read our Financial Code of Ethics for the CEO and Senior Financial Officers, Corporate Governance Guidelines, Code of Conduct and Ethics, Supplier Code of Conduct, and Committee Charters. In the event of a waiver from, or updates to, the Code of Conduct and Ethics, any required disclosure will be posted to our website.

Casey's, with its principal business office, and Store Support Center, located at One SE Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100), was incorporated in Iowa in 1967. Our fiscal year runs from May 1 through April 30 of each year.

General

Casey's corporate purpose is to make life better for communities and guests every day. Many of the smaller communities in which we operate are often not served by national-chain convenience stores. We have succeeded in operating stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store. We have also succeeded in meeting the needs of residents in larger communities with these same offerings. We currently own most of our real estate, including substantially all of our stores, all three distribution centers (see discussion of ownership structure of the distribution center in Joplin, Missouri in Note 7), a fuel terminal, a construction and support services facility located in Ankeny, Iowa, and the Store Support Center facility.

The Company derives its revenue primarily from the retail sale of fuel and the products offered inside our stores. Our sales historically have been strongest during the first and second fiscal quarters (May through October) relative to the third and fourth fiscal quarters (November through April). In warmer weather, guests tend to purchase greater quantities of fuel and certain convenience items such as beer, sports drinks, water, soft drinks, and ice.

Corporate Subsidiaries

Casey's Marketing Company ("CMC") and Casey's Services Company ("CSC") were organized as Iowa corporations in March 1995. Casey's Retail Company ("CRC") was organized as an Iowa corporation in April 2004. CGS Stores, LLC was organized as an Iowa limited liability company in April 2019. CMC, CSC, and CRC are wholly-owned subsidiaries of Casey's General Stores, Inc., while CGS Stores, LLC is a wholly-owned subsidiary of CMC.

CRC owns and/or operates certain stores in Illinois, Kansas, Michigan, Minnesota, Nebraska, North Dakota, and South Dakota, holds the rights to the Company's trademarks, service marks, trade names, and other intellectual property, and performs most corporate and strategic functions of the enterprise. CMC owns and/or operates stores in Alabama, Arkansas, Florida, Indiana, Iowa, Kentucky, Missouri, Ohio, Oklahoma, Wisconsin, and Texas, and is responsible for wholesale operations, including all three distribution centers and management of the wholesale fuel network. CGS Stores, LLC owns and/or operates stores in Tennessee. CSC provides a variety of construction, maintenance and transportation services for all stores.

At the end of the fiscal year, the Company formed CARES Captive Insurance Company, LLC, an Iowa limited liability company, which is a wholly-owned subsidiary of Casey's General Stores, Inc., to facilitate its captive insurance program.

Store Operations

Products Offered

The Company delivers value to its guests through a differentiated product assortment where the right products are optimally placed, priced and promoted to drive traffic, revenue and profit. It is our practice to continually make additions and changes to the Company's product line, especially products with higher margins such as prepared food and our private label offerings, described below. To facilitate the prepared food offering, we have installed full-service kitchens in almost all stores. For stores acquired without full-service kitchens, we typically add a full kitchen as part of the conversion or remodel process, at which point they are also converted to the Casey's brand.

The Company's flagship prepared food product is its pizza, which it began selling in 1984 and is available in almost all stores as of April 30, 2026. The Company serves both grab-and-go slices and made-to-order whole pies. In addition to pizza, the Company's prepared food offering features hot sandwiches, made-to-order sandwiches, salads and wraps; fries; and bakery items, including donuts and cookies. The Company also recently expanded its bone-in and boneless chicken wing offerings, available in a variety of flavors, which as of April 30, 2026, were available in approximately 850 stores. The Company plans to expand the wings offering across the remainder of its stores in the coming fiscal years. The Company also offers a variety of dispensed beverages, including traditional fountain beverages, bean-to-cup coffee, and frozen dispensed beverages.

The growth in our prepared food and dispensed beverage program reflects the Company's strategy to promote high-gross margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of prepared food and dispensed beverage and grocery and general merchandise items have generated about 36% of our total revenue, but they have resulted in approximately 63% of our revenue less cost of goods sold (excluding depreciation and amortization). Revenue less cost of goods sold (excluding depreciation and amortization) as a percentage of revenue on prepared food and dispensed beverage items averaged approximately 58% for the three fiscal years ended April 30, 2026.

Each Casey's store typically carries over 3,000 packaged food, beverage and non-food items. The selection is a blend of differentiated private label products, as well as favored national and regional brands. Our assortment includes, but is not limited to, products across the following categories:

- non-alcoholic beverages (soft drinks, energy, water, sports drinks, juices, coffee, tea and dairy)
- alcoholic beverages (beer, wine and spirits)
- packaged foods (snacks, candy, packaged bakery and other food items)
- tobacco and nicotine products
- frozen foods (ice, ice cream, meals and appetizers)
- non-foods (health and beauty aids, automotive, electronic accessories, and housewares)
- services (ATM, lotto/lottery and prepaid cards)

All but six stores offer retail motor fuel products for sale on a self-service basis. At almost all stores, gasoline and diesel fuel are sold under the Casey's name (or other brands discussed previously). The Company also has charging stations for electric vehicles at 64 stores.

The Company offers the Casey's Rewards program to bring value to guests and improve the digital guest experience. As part of this program, guests can earn points from online, in-store, or at-the-pump purchases. Points earned can be redeemed for donations to Casey's Cash for Classrooms program, fuel discounts, or Casey's Cash, which can be used on many products sold in our stores. The Rewards program is delivered through Casey's mobile application. In addition to earning points, guests may receive other program benefits such as special offers and bonus points. At the end of the fiscal year, the Company had over 10 million members enrolled in the program.

Store Design

Casey's constructs stores that are primarily freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. We have a range of store designs differing in size and offerings. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each new store typically includes 4 to 6 islands of fuel dispensers and storage tanks with capacity for 44,000 to 70,000 gallons of fuel. The merchandising display follows a standard layout designed to encourage a flow of guest traffic through all sections of every store. Nearly all locations feature a bright sign which displays the stores brand name and trade/service marks.

Almost all stores remain open at least sixteen hours per day, seven days a week. Hours of operation may be adjusted on a store-by-store basis to accommodate guest traffic patterns.

Store Locations

The Company historically has located many of its stores in smaller towns not served by national-chain convenience stores. We believe that a Casey's store provides a service generally not otherwise available in smaller towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume, quality products, and competitive prices. Our store-site selection criteria emphasizes the population of the immediate area and daily highway traffic volume.

Retail Fuel Operations

Retail fuel sales are an important part of our revenue and earnings. The following table summarizes retail fuel sales for the last three fiscal years ended April 30 (dollars and gallons in thousands):

	Year ended April 30,		
	2026	2025	2024
Number of gallons sold	3,515,197	3,196,852	2,828,669
Total retail fuel revenue	$10,615,407	$ 9,776,033	$ 9,402,071
Percentage of total revenue	60.4 %	61.3 %	63.3 %
Total retail fuel revenue less cost of goods sold (excluding depreciation and amortization)	$ 1,496,591	$ 1,236,694	$ 1,116,671
Percentage of revenue less cost of goods sold (excluding depreciation and amortization)	14.1 %	12.7 %	11.9 %
Average retail price per gallon	$ 3.02	$ 3.06	$ 3.32
Average revenue less cost of goods sold per gallon (excluding depreciation and amortization)	42.57 ¢	38.68 ¢	39.48 ¢
Average number of gallons sold per store*	1,217	1,123	1,102

* Includes only those stores in operation at least one full year on April 30 of the fiscal year indicated.

Average retail prices of fuel during the year decreased 1.3% from prior year, while the total number of gallons sold during this period increased by 10.0%. Gallons sold were positively impacted by operating 40 more stores than the comparable period in the prior year, as well as a full-year contribution from stores added in the Fikes acquisition. Average revenue less cost of goods sold (excluding depreciation and amortization) per gallon increased by 10.1%.

Percentage of revenue less cost of goods sold (excluding depreciation and amortization) represents the fuel revenue less cost of goods sold (excluding depreciation and amortization) divided by the gross fuel sales dollars. As retail fuel prices fluctuate in a period of consistent gross margin per gallon, the percentage will also fluctuate in an inverse relationship to fuel price. For additional information concerning the Company's fuel operations, see Item 7, below.

Distribution and Wholesale Arrangements

CMC supplies most of our stores with various groceries, food, health and beauty aids, and general merchandise from our three distribution centers. The stores place orders for merchandise electronically to the Store Support Center, and the orders are filled with shipments in Company-operated delivery trucks from one of the distribution centers, based on route optimization for the fleet network. Most of our existing and proposed stores are within the three distribution centers' optimum efficiency range— a radius of approximately 500 miles around each distribution center. Certain stores outside of that radius, in Florida for example, are supplied by a third-party distribution partner.

In fiscal 2026, a majority of the food and non-food items supplied to stores through the distribution centers were purchased directly from manufacturers. While we consider long-term contracts for potential favorability against short-term contracts, long-term supply contracts are not typically entered into with the suppliers of products sold by our stores. We believe the practice enables us to respond to changing market conditions with minimal impact on margins.

In addition to the products discussed above, CMC supplies the majority of fuel to our stores. Additionally, CMC supplies fuel on a wholesale basis to dealer sites and other wholesale locations, which we do not own. We have entered into various purchase agreements related to our fuel supply, which include varying volume commitments. Prices included in the purchase agreements are indexed to market prices.

Human Capital

Our employees, who we refer to as Team Members, are critical to our business operations and the success of the Company. As of April 30, 2026, we had 23,490 full-time, and 26,358 part-time, Team Members. Approximately 94% are store Team Members, 1% are field management and related Team Members, 1% work in and support our three distribution centers, 1% are fuel or grocery drivers and 3% work out of the Store Support Center, or perform Store Support Center functions.

We believe our people and culture are our foundation for success. Our core values are part of our evolution to build a culture of commitment – Casey's CARES (Commitment, Authenticity, Respect, Evolving and Service) - these serve as a solid foundation for how we treat our Team Members, how they treat one another and how we operate our business as a whole.

We also believe that the future success of the Company depends in a large part on our ability to attract, train, retain, and motivate qualified Team Members. We have a defined Team Member value proposition that is grounded in four pillars that support what Team Members value in their employment at Casey's - Career Growth, Engaging Work, Living Casey's CARES Culture and Well-Being. As such, we are committed to providing market-competitive pay and benefits and offer performance-based compensation opportunities to certain of our full-time Team Members. In addition, the Company offers a 401(k) plan to eligible Team Members, with a 6% match made in Company stock. Additionally, we offer the Casey's Team Member Support Fund, which is designed to help Team Members facing financial hardships due to catastrophic circumstances.

The Company also invests significant time and resources in educating and training Team Members by providing them with educational, development and leadership opportunities. These opportunities are provided through a mix of formal onboarding training, safety training, in-person classes, direct access learning content and "on-the-job" learning. For example, through its virtual modules, the Company offers over 500 hours of educational opportunities through over 800 classes. In addition, the Company has ten internally designed and delivered formal leadership development programs with core curriculum consisting of Development programs for Kitchen Managers, Store Managers, District Managers, a Leadership Excellence Certification, a Finance for Non-Financial Managers program, and an Individualized Development Program for all Officers based on their 360 assessments.

We have a robust Anti-Harassment and Discrimination Policy of which all Team Members are trained and expected to follow, and we have several mechanisms, including our Casey's Cares Ethics and Compliance Hotline, under which Team Members and guests can report a wide range of incidents confidentially or anonymously and without fear of retaliation. We are not a party to any collective bargaining agreements with our Team Members and believe the working relationship with our Team Members is good.

Competition

Our business is highly competitive. Food, including prepared foods, and non-food items similar or identical to those sold by the Company, are generally available from various competitors in the communities served by Casey's and by certain online retailers. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores, similar retail outlets, including "dollar" stores, and, to a lesser extent, prepared food outlets, restaurants, and expanded fuel stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, quick service restaurants, expanded fuel stations, supermarkets, discount food stores, and traditional convenience stores.

In addition to our inside store products, the fuel business is also highly competitive. The Company competes on the basis of price, location, and convenience of our fuel products. Similar to inside, stores compete with larger store chains with expanded fuel offerings and increased buying power in more heavily populated communities.

Trademarks and Service Marks

The Company regularly evaluates its portfolio of intellectual property and takes steps to review potential new trademarks and service marks and to renew existing marks. The names "Casey's", "Casey's General Store", "CEFCO" and "GoodStop (by Casey's)", the marks consisting of the Casey's design logos (with the words "Casey's" and "Casey's General Store"), the weathervane, and certain of our private label product names, are registered trademarks and service marks under federal law. We believe these marks are important in promoting and advertising the Company's business.

Government Regulation (dollars in thousands)

Underground Storage Tanks

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground fuel storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required fuel inventory record keeping. Since 1984, our new stores have been built with double-wall tanks, overfill protection, and electronic tank monitoring. We believe that all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

The majority of states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. For the years ended April 30, 2026, 2025, and 2024, we spent approximately $1,078, $1,253, and $966, respectively, for assessments and remediation. The majority of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. The payments are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. None of the reimbursements received are currently expected to be repaid by the Company to the trust fund programs. At April 30, 2026 and 2025 we had an accrued liability of $465 and $385, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.

Age-Restricted Products

Almost all of our stores sell a variety of age-restricted products, which may include alcohol, tobacco and other nicotine products. The sale of these products is subject to significant regulations and require the Company to procure special sales licenses from local and/or state agencies, which govern their sale. While the costs to procure such licenses is not material, the failure to comply with the conditions of the licenses, or other age-restricted products laws, could result in the suspension or revocation of such licenses, or fines related thereto. In addition to these products, the Company is also subject to rules governing lottery and lotto sales as determined by state lottery commissions in each state in which we make such sales.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Business Operations

Our business and our reputation could be adversely affected by a cyber or data security incident or the failure to protect sensitive guest, Team Member or supplier data, or the failure to comply with applicable regulations relating to data security and privacy.

In the normal course of our business, we obtain, are provided and have access to large amounts of personal data, including but not limited to credit and debit card information, personally identifiable information and other data from and about our guests, Team Members, and suppliers. A compromise or a breach in our systems, or another data security or privacy incident that results in the loss, unauthorized release, disclosure or acquisition of such data or information, or other sensitive data or information, or other internal or external cyber or data security threats, including but not limited to viruses, denial-of-service attacks, phishing attacks, social engineering attacks, ransomware attacks and other intentional or unintentional disruptions, could occur and have a material adverse effect on our operations and ability to operate, reputation, operating results and financial condition. The rapid evolution and increased adoption of artificial intelligence technologies may also heighten our cybersecurity risks by making cyber-attacks more difficult to detect, contain, and mitigate. In addition, similar events at vendors, third-party service providers or other market participants, whether or not we are directly impacted, could negatively affect our business and supply chain or lead to a general loss of guest confidence, which could result in reduced guest traffic and sales.

A data security or privacy incident of any kind could expose us to risk in terms of the loss, unauthorized release, disclosure or acquisition of sensitive guest, Team Member or supplier data, and could result in litigation or other regulatory action being brought against us and damages, monetary and other claims made by or on behalf of the payment card brands, guests, Team Members, shareholders, financial institutions and governmental agencies, or monetary demands or other extortion attempts from cybercriminals. Such events could give rise to substantial monetary damages and/or losses which are not covered, or in some instances fully covered, by our insurance policies and which could adversely affect our reputation, results of operations, financial condition and liquidity. Moreover, a data security or privacy incident could require that we expend significant additional resources on mitigation efforts and to further upgrade the security and other measures that we employ to guard against, and respond to, such incidents.

Food-safety issues and foodborne illnesses, whether actual or reported, or the failure to comply with applicable regulations relating to the transportation, storage, preparation or service of food, could adversely affect our business and reputation.

Instances or reports of food-safety issues, such as foodborne illnesses, food tampering, food contamination or mislabeling, hygiene and cleanliness failures, presence of communicable disease, or investigations or other actions by food safety regulators, at our stores, distribution centers, vendors or suppliers, either during growing, manufacturing, packaging, transportation, storage, preparation or service, have in the past significantly damaged the reputations and impacted the sales of companies in the food, food processing and manufacturing, grocery, convenience, quick service and "fast casual" restaurant sectors, and could affect us as well. Any instances of, or reports linking us to, such occurrences could damage the value of our brand and severely hurt sales of our prepared or other food products and possibly lead to product liability and personal injury claims, litigation (including class actions), government agency investigations and damages. In addition, guest preferences and store traffic could be adversely impacted by food-safety issues, health concerns or negative publicity about the consumption of our products or products we sell at our stores, which could damage our reputation and cause a decline in demand for those products and adversely impact our sales. In addition, we rely on our vendors and suppliers to provide safe, quality ingredients and products and to comply with applicable food, food-safety, and other laws and industry standards. A failure of one of our vendors or suppliers to comply with such laws, to meet our quality standards, or to meet food industry standards, could also disrupt our supply chain, damage our reputation and adversely impact our sales.

We may be adversely impacted by increases in the cost of food ingredients and other related costs.

Our business is exposed to fluctuations in prices of commodities. Any increase in the cost or sustained high levels of the cost of cheese, proteins or other commodities could adversely affect the profitability of stores, particularly if we are unable, unwilling, or it is unreasonable, to increase the retail price of our products to offset such costs. We regularly experience inflation in the price of commodities, including food ingredients, which increases our cost of goods sold. Cheese, representing our largest food cost, and other commodities can be subject to significant cost fluctuations due to weather, availability, global demand and other factors that are beyond our control. Additionally, increases in labor, mileage, insurance, fuel, and other costs related to the supply and transportation of food ingredients could adversely affect the profitability of our stores. Many of these factors are beyond our control, and we may not be able to adequately mitigate these costs or pass along these costs to our guests, given the significant competitive pricing in our industry.

A significant disruption to our distribution network, to the capacity of the distribution centers, or timely receipt of inventory could adversely impact our sales or increase our transaction costs, which could have a material adverse effect on our business.

We rely on our distribution and transportation network, which includes our drivers and distribution center Team Members, and the networks of our vendors and direct store delivery partners, to provide products to our distribution centers and stores in a timely and cost-effective manner. Any disruption, unanticipated or unusual expense or operational failure related to this process, including our inability, or that of our delivery partners, to hire and/or retain enough qualified drivers and distribution center Team Members to meet demand, could affect our store operations negatively.

We also depend on regular deliveries of products from third-parties to and from our facilities and stores that meet our specifications. In addition, we may have a single supplier or limited number of suppliers for certain products. While we believe there are adequate reserve quantities and alternative suppliers available, shortages or interruptions in the receipt or supply of products caused by unanticipated or changing demand, problems in production or distribution, financial or other difficulties of suppliers, cyber-related events, social unrest, inclement weather or other economic conditions, including the availability of qualified drivers and distribution center Team Members, could adversely affect the availability, quality and cost of products, and our operating results.

We could be adversely affected if we experience difficulties in, or are unable to recruit, hire or retain, members of our leadership team and other distribution, field and store Team Members.

We are dependent on the continued knowledge and efforts of our leadership team and other key Team Members. If, for any reason, our leadership team does not continue to be active in management, or we lose such persons, or other key Team Members, or we fail to identify and/or recruit for current or future leadership positions, our business, financial condition or results of operations could be adversely affected.

We also rely on our ability to recruit, hire and retain qualified drivers, distribution center Team Members, field management and store Team Members. Recent difficulties and shortages in the general labor market for such individuals, in particular hourly Team Members and drivers, and the failure to continue to attract and retain these individuals, especially at reasonable compensation levels in the current rising wage environment, could have a material adverse effect on the operation of individual stores, distribution network, our business and results of operations.

Any failure to anticipate and respond to changes in consumer preferences, or to introduce and promote innovative technology for guest interaction, could adversely affect our financial results.

Our continued success depends on our ability to remain relevant with respect to consumer needs and wants, attitudes toward our industry, and our guests' preferences for new and innovative items and for ways of doing business with us, particularly with respect to digital engagement, third-party delivery, curbside pick-up and other non-traditional ordering and delivery platforms. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, offer a favorable mix of products, and refine our approach as to how and where we market, sell and deliver our products. This risk is compounded by the use of digital media by consumers and the speed by which information and opinions are shared. Further, changes in consumer preferences, trends or perceptions of certain items we sell, or the ingredients therein, could cause consumers to avoid such items in favor of those that are or are perceived as healthier, lower-calorie, or lower in carbohydrates or otherwise based on their ingredients or nutritional content. If we are unable to anticipate and respond to sudden challenges or changes that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, it could have a material adverse effect on our business, financial condition and results of operations.

We rely on our information technology systems, and a number of third-party software and technology providers, to support numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We are dependent on our information technology (IT) systems, and a large number of third-party software and technology providers and platforms, to support and operate numerous aspects of our business, develop our financial statements, provide analytical information to management and serve as a platform for our business continuity plan. Our IT systems, and the software and other technology platforms provided by our vendors and other third-parties, are an essential component of our business operations and growth strategies, and a serious disruption to any of these could significantly limit our ability to support and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption, computer system and network failures, loss of telecommunications services, physical and electronic loss of, or loss of access to, data and information, security breaches or other security or cyber-related incidents, computer viruses or attacks and obsolescence. In addition, there may also be known and unknown risks associated with the use or incorporation of artificial intelligence within certain of these systems, for example, if the types of information that systems with embedded artificial intelligence assist in producing are or are alleged to be deficient, inaccurate, or biased. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

Increased credit card expenses could lead to higher operating expenses and other costs for the Company.

A significant percentage of our sales are made with credit cards. Because the interchange and other fees we pay when credit cards are used to make purchases, which the Company has little control over, are based on transaction amounts, higher fuel prices at the pump, higher gallon movement and other increases in price and sales of other items we sell in our stores directly result in higher credit card expenses. These additional fees directly increase operating expenses. Higher operating expenses that result from higher credit card fees may decrease our overall profit and have a material adverse effect on our business, financial condition and results of operations. Total credit card fees incurred in fiscal 2026 were $279 million.

Our operations present hazards and risks which may not be fully covered by insurance, if insured.

The scope and nature of our operations present a variety of operational hazards and risks that must be managed through continual oversight and control. As protection against hazards and risks, we maintain insurance against many, but not all, potential losses or liabilities arising from such risks. Uninsured or underinsured losses and liabilities from operating risks could reduce the funds available to us for capital and investment spending and could have a material adverse impact on the results of operations.

The dangers inherent in the storage and transport of fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities.

We store fuel in storage tanks at our retail locations and fuel terminal. Additionally, a significant portion of the fuel we sell is transported in our own trucks, instead of by third-party carriers. Our operations are subject to significant hazards and risks inherent in transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, government imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. As a result, any such event could have a material adverse effect on our business, financial condition and results of operations.

Consumer or other litigation could adversely affect our financial condition and results of operations.

Our retail operations are characterized by a high volume of guest traffic and by transactions involving a wide array of product selections, including fuel and prepared food. Retail operations, and in particular our distribution and food-related operations, carry a higher exposure to consumer or other litigation risks when compared to the operations of companies operating in many other industries. Consequently, we currently are, and may in the future become a party to, certain consumer protection, employment, personal injury, food safety, product liability, accessibility, data security and privacy and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected.

Additionally, we are occasionally exposed to individual, industry-wide or class/collective-action claims arising from our business, the products we sell, industry-specific business practices or other operational matters, including accessibility, consumer protection, wage-and-hour and other employment related individual and class/collective-action claims. Our defense costs and any resulting damage awards or settlement amounts may be significant and not be covered, or in some instances fully covered, by our insurance policies. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our reputation, financial position, liquidity and results of operations.

Pandemics or disease outbreaks, responsive actions taken by governments and others to mitigate their spread, and guest behavior in response to these events, have, and may in the future, adversely affect our business operations, supply chain and financial results.

Pandemics or disease outbreaks have had, and may continue to have, adverse impacts on the Company's business. These include, but are not limited to, decreased store traffic and changed guest behavior, decreased demand for our fuel, prepared food and other convenience offerings, decreased or slowed unit/store growth, issues with our supply chain including difficulties delivering products to our stores and obtaining certain items sold at our stores, issues with respect to our Team Members' health, working hours and/or ability to perform their duties, and increased costs to the Company in response to these conditions and to protect the health and safety of our Team Members and guests.

In addition, the general economic and other impacts related to responsive actions taken by governments and others to mitigate the spread of pandemics or disease outbreaks, including but not limited to stay-at-home, shelter-in-place and other travel restrictions, social distancing requirements, mask mandates, limitations on certain businesses' hours and operations, limits on public gatherings and other events, and restrictions on what, and in certain cases how, certain products can be sold and offered to our guests, have, and may continue to, result in declines in store traffic and overall demand, increased operating costs, and decreased or slower unit/store growth. Further, although the Company's business was deemed an "essential service" by many public authorities throughout the COVID-19 pandemic, allowing our operations to continue (in some cases in a modified manner), there are no guarantees the designation will continue, or be applied during a future pandemic or disease outbreak, which would require us to reduce our operations and potentially close stores for an undetermined period of time.

Covenants in our Senior Notes and credit facility agreements require us to comply with certain covenants and meet financial maintenance tests. Failure to comply with these requirements could have a material impact to us.

We are required to comply with certain financial and non-financial covenants under our existing Senior Notes and credit facility agreements. A breach of any covenant, even if unintentional, could result in a default or other negative consequences under such agreements, which could, if not timely cured, permit lenders to secure outstanding amounts, declare all amounts outstanding to be immediately due and payable, and/or to terminate such instruments, which in turn could have a material adverse effect on our business, liquidity, financial condition and results of operation.

<u>Risks Related to Governmental Actions, Regulations, and Oversight</u>

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including but not limited to state and federal income taxes, indirect taxes (excise, sales/use, and gross receipts taxes), payroll taxes, property taxes, and tobacco/nicotine taxes. Tax laws and regulations are dynamic and subject to change as new laws are passed, new administrations are elected and new interpretations of existing laws are issued, applied and/or enforced. In addition, as the federal government and certain states face economic and other pressures, they may seek revenue in the form of additional income, sales and other taxes and related fees. These activities could result in increased expenditures for tax liabilities in the future or a decrease in the disposable income of our guests. Many of these liabilities are subject to periodic audits by the respective taxing authorities. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

We are subject to extensive governmental regulations.

Our business is subject to extensive governmental laws and regulations that include, but are not limited to, those relating to environmental protection and remediation; the preparation, transportation, storage, sale and labeling of food and other products; consumer protection and anti-trust laws and regulations; minimum wage, overtime, immigration and other employment, labor and employee benefits-related laws and regulations; the Americans with Disabilities Act; legal restrictions on the sale of alcohol, tobacco and nicotine products, money orders, lottery/lotto and other age-restricted products; information security, privacy and artificial intelligence law and regulations and Payment Card Industry Data Security Standards and similar requirements; compliance with the Federal Motor Carriers Safety Administration regulations; and, securities laws and Nasdaq listing standards. These, and other laws and regulations, are dynamic and subject to change as new laws are passed, new interpretations of existing laws are issued and applied and as political administrations and majorities change over time. The effects created by these, including the costs of compliance with these laws and regulations, is substantial, and a violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.

State laws regulate the sale of alcohol, tobacco and nicotine products, lottery/lotto products and other age-restricted products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of certain of these products or to seek other remedies.

Any appreciable increase in wages, overtime pay, or the statutory minimum salary requirements, minimum wage rate, mandatory scheduling or scheduling notification laws, or the adoption of additional mandated healthcare or paid-time-off benefits would result in an increase in our labor costs. For example, recent state-mandated minimum wage increases, along with general labor market shortages and wage pressures, have increased our operating expenses significantly. Such cost increases, or the penalties for failing to comply, could adversely affect our business, financial condition, and results of operations. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that may have a material adverse and potentially disparate impact on our business.

Governmental action and campaigns to discourage tobacco and nicotine use and other tobacco products may have a material adverse effect on our revenues and gross profit.

Congress has given the Food and Drug Administration ("FDA") broad authority to regulate tobacco and nicotine products, including e-cigarettes and vapor products, and the FDA has enacted numerous regulations restricting the sale of such products. Governmental actions, as well as national, state and local campaigns and regulations to discourage the use of tobacco and nicotine, including e-cigarettes and vapor products, and limit the sale of such products, including but not limited to tax increases related to such products and certain actions taken to increase the minimum age in order to purchase such products, have resulted or may in the future result in, reduced industry volume and consumption levels, and could materially affect the retail price of such products, unit volume and revenues, gross profit, and overall guest traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Wholesale cost and tax increases relating to tobacco and nicotine products could affect our operating results.

Sales of tobacco and nicotine products, including e-cigarettes and vapor products, have averaged approximately 9% of our total revenue over the past three fiscal years, and our tobacco and nicotine revenue less cost of goods sold (excluding depreciation and amortization) accounted for approximately 9% of the total revenue less cost of goods sold (excluding depreciation and amortization) for the same period. Any significant increases in wholesale cigarette and related product costs or tax increases on tobacco or nicotine products may have a materially adverse effect on unit demand for cigarettes (or related products). Currently, major cigarette and tobacco and nicotine manufacturers offer significant rebates to retailers, although there can be no assurance that such rebate programs will continue. We include these rebates as a component of cost of goods sold, which affects our gross margin from sales of cigarettes and related products. In the event these rebates are no longer offered or decreased, our wholesale cigarette and related product costs will increase accordingly. In general, we attempt to pass price increases on to our guests. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes and related products, cigarette or related product unit volume and revenues, merchandise revenue less cost of goods sold (excluding depreciation and amortization), and overall guest traffic, and in turn have a material adverse effect on our business, financial condition and results of operations.

<u>**Risks Related to Our Industry**</u>

General economic and political conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations.

General economic and political conditions, including social and political causes and movements, higher interest rates, higher fuel and other energy costs, inflation, tariffs, increases or fluctuations in commodity prices such as cheese, proteins and coffee, higher levels of unemployment, higher consumer debt levels and lower consumer discretionary spending, higher tax rates and other changes in tax laws or other economic factors may affect the operations of our stores, input costs, construction and transportation costs, consumer spending, buying habits and labor markets generally, and could adversely affect the discretionary income and spending levels of our guests, the costs of the products we sell in our stores, the consumer demand for such products and the labor costs of transporting, storing and selling those products, and the costs of building, acquiring and remodeling stores. These events and their impacts can be unpredictable, and we may not always be able to recapture these higher input costs through pricing strategies or otherwise. In addition, unfavorable economic conditions, especially those affecting the agricultural industry, higher fuel prices, and unemployment levels can affect consumer confidence, spending patterns, and miles driven, and can cause guests to purchase less, visit our stores less often or "trade down" to lower priced products in certain categories when these conditions exist. These factors can lead to store traffic and sales declines, and in turn have an adverse impact on our business, financial condition and results of operations.

Developments related to fuel efficiency, fuel conservation practices, climate change, and changing consumer preferences may decrease the demand for motor fuel.

Technological advances and consumer behavior in reducing fuel use, governmental mandates to improve fuel efficiency and consumer desire or regulations to lower carbon emissions could lessen the demand for our largest revenue product, petroleum-based motor fuel, which may have a material adverse effect on our business, financial condition, and results of operation. In addition, a shift toward electric, hybrid, hydrogen, natural gas or other alternative fuel-powered vehicles, could fundamentally change the shopping and driving habits of our guests or lead to new forms of fueling destinations or new competitive pressures. Any of these outcomes could potentially result in fewer guest visits to our stores, decreases in sales revenue across all categories or lower profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable weather conditions can adversely affect our business.

The vast majority of our stores, our distribution centers, and our corporate offices, are located in the Midwest region of the United States, which is susceptible to tornadoes, thunderstorms, extended periods of rain or unseasonably cold temperatures, flooding, ice storms, and heavy snow. In addition, certain stores are located in the South, in particular Florida, which is susceptible to hurricanes. Inclement weather conditions could damage our facilities, impact our supply chain and the supply chain of our vendors, or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our stores, distribution centers or corporate offices. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. When weather conditions are not favorable during a particular period, our operating results and cash flow from operations could be adversely affected.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Our net income is significantly affected by changes in the margins we receive on our retail fuel sales. Over the past three fiscal years, on average our retail fuel revenues accounted for approximately 62% of total revenue and our retail fuel revenue less cost of goods sold (excluding depreciation and amortization) accounted for approximately 34% of the total revenue less cost of goods sold (excluding depreciation and amortization). Crude oil and domestic wholesale petroleum markets are currently, and in the recent past have been, marked by significant volatility. General political conditions, threatened or actual acts of war or terrorism, instability or other changes in oil producing regions, including the Middle East, South America and Europe, and trade, economic or other disagreements between oil producing nations, can, and recently have, significantly affected crude oil supplies and wholesale petroleum costs. In addition, the supply of fuel and wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, severe weather events in oil producing regions, the lack of capacity at United States oil refineries or, in our case, the level of fuel contracts that we have that guarantee an uninterrupted, unlimited supply of fuel. Increases in the retail price of petroleum products have resulted and could in the future adversely affect consumer demand for fuel and other discretionary purchases. This volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition in future periods. Any significant change in one or more of these factors could materially affect the number of fuel gallons sold, fuel revenue less cost of goods sold excluding depreciation and amortization and overall guest traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The convenience store industry is highly competitive.

The convenience store and retail fuel industries in which we operate are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with many other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, "dollar" stores, club stores, fast food outlets, restaurants, coffee shops and other small box beverage outlets, mass merchants, and a variety of other national and local retail companies, including retail gasoline companies that have more extensive retail outlets, greater brand name recognition and more established fuel supply arrangements. Several non-traditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the retail fuel business and have obtained a share of the fuels market. Certain of these non-traditional retailers may use more extensive promotional pricing or discounts, both at the fuel pump and in the store, to encourage in-store merchandise sales and gasoline sales. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may have a greater ability to bear the economic risks inherent in our industry and may be able to respond better to changes in the economy and new opportunities within the industry. Furthermore, if our competitors or third parties introduce new or innovative products or ways of doing business, or incorporate new or innovative technologies, including but not limited to artificial intelligence, more quickly or more successfully than us, it could impair our ability to compete effectively. This intense competition could adversely affect our revenues and profitability and have a material adverse impact on our business and results of operations.


Risks Related to Our Growth Strategies


We may not be able to identify, acquire, and integrate new properties and stores, which could adversely affect our ability to grow our business.

An important part of our growth strategy has been to purchase properties on which to build our stores, and in other instances, acquire other convenience stores that complement our existing stores or broaden our geographic presence. We expect to continue pursuing acquisition opportunities, which involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of our shareholders and securities analysts. These risks include, but are not limited to, the inability to identify and acquire suitable sites at advantageous prices; competition in targeted market areas; difficulties in obtaining favorable financing for larger acquisitions or construction projects; difficulties during the acquisition process in discovering some of the liabilities of the businesses that we acquire; difficulties associated with our existing financial controls, information systems, management resources and human resources needed to support our future growth; difficulties with hiring, training and retaining skilled personnel; difficulties in adapting distribution and other operational and management systems to an expanded network of stores; difficulties in adopting, adapting to or changing the business practices, models or processes of stores or chains we acquire; difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores; difficulties in obtaining the cost savings and financial improvements we anticipate from future acquired stores; the potential diversion of our management's attention from focusing on our core business due to an increased focus on acquisitions; and, challenges associated with the consummation and integration of any future acquisition.


Risks Relating to Our Common Stock


The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these, and other factors: a deviation in our results from the expectations of public market analysts and investors; statements by research analysts about our common stock, company, or industry; changes in market valuations of companies in our industry and market evaluations of our industry generally; additions or departures of key personnel; actions taken by our competitors; sales or repurchases of common stock by the Company or other affiliates; and, other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and same store sales results, which may be expected to fluctuate. Some of the factors that may affect our quarterly results and same store sales include general, regional, and national economic conditions; competition; unexpected costs; changes in retail pricing, consumer trends, and the number of stores we open and/or close during any given period; and the costs of compliance with corporate governance and other legal requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets, if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing shareholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to one million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock.

In addition, provisions of Iowa corporate law could make it more difficult for a third party to acquire us or remove our directors by means of a proxy contest, even if doing so would be beneficial to our shareholders. For example, the Iowa Business Corporation Act (the "Act") prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder unless the business combination is approved in a prescribed manner. Further, the Act permits a board of directors, in the context of a takeover proposal, to consider not only the effect of a proposed transaction on shareholders, but also on a corporation's Team Members, suppliers, guests, creditors, and on the communities in which the corporation operates. These provisions could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

We may, in the future, adopt other measures (such as a shareholder rights plan or "poison pill") that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Information security and data privacy have been, and continue to be, vitally important to the Company. Our Board, in coordination with the Audit Committee, provides oversight of the Company's major information technology risk exposures, including those related to cybersecurity, data privacy and data security, and oversees the steps management has taken to monitor and mitigate such risk exposures. Cybersecurity and related matters are recurring topics at Audit Committee meetings and the Company's Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") regularly provide the Audit Committee, and periodically the entire Board, with updates on the Company's cybersecurity risk profile and strategy. These updates include both qualitative and quantitative information on the effectiveness of the Company's cybersecurity controls.

Our CIO is responsible for the strategic leadership and direction of the Company's information technology organization. As a part thereof, the Company has implemented an information security program, directly overseen by our CISO, that consists of controls and processes designed to prevent, detect, and manage reasonably foreseeable cybersecurity risks and threats, and which is based on recognized best practices including the National Institute of Standards and Technology ("NIST") Cyber Security Framework ("CSF") and Payment Card Industry Data Security Standard ("PCI DSS"). Our CISO, who has over 40-years of industry experience, and his team, have relevant education and experience assessing and managing cybersecurity programs and cybersecurity risks across a mix of enterprises, including the retail industry. Together with a third-party, the CISO and his team also operate a 24/7 Security Operations Center to monitor the cybersecurity environment and coordinate escalation and remediation of alerts, and we incorporate many other resources to maintain readiness to withstand and respond to a cyber or other data security incident including but not limited to incident response tabletop exercises, system recovery exercises, simulated phishing email exercises and security awareness training.

Our CISO and his team have also developed processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers who access our information technology systems, which includes leveraging our vendor risk management program designed to assess and manage the cybersecurity risks associated with these partnerships. As part of the program, our IT governance, risk and compliance team conduct due diligence as a part of onboarding new vendors and maintain ongoing evaluations to ensure compliance with our security standards.

The Company has a Cybersecurity Incident Response Plan ("the Plan"), which provides protocols and procedures for evaluating and responding to material cybersecurity and other data security incidents, including incident handling, disclosure and reporting, notification to senior management, the Board and relevant committees, and meeting external reporting obligations. As part of the Plan, the Company has also established an Incident Response Governance Team, co-chaired by our CISO and Vice President, Deputy General Counsel, which is a cross-functional group comprised of relevant stakeholders throughout the organization responsible for organizing the assessment, investigation and response to any material cybersecurity or data security event.

As of the date of this report, no cybersecurity or data security incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Notwithstanding the comprehensive approach we take to information security, there can be no assurance that our security efforts and measures, and those of our third-party service providers, will prevent or mitigate all incidents that could have a material adverse effect on our business, financial condition or results of operations. For additional information regarding the risks to us associated with cybersecurity incidents, see Item 1A entitled "Risk Factors."

ITEM 2. PROPERTIES

We own the Store Support Center, which was built in 1990. Located on an approximately 57-acre site in Ankeny, Iowa, the Store Support Center includes office space and our first distribution center. The Store Support Center provides approximately 490,000 square feet of available space, including approximately 290,000 square feet related to the distribution center. We also own a building near the Store Support Center where our construction and support services departments operate. In February 2016, we opened our second distribution center, located in Terre Haute, Indiana. This second distribution center has approximately 340,000 square feet of total space. In April 2021, we opened a third distribution center located in Joplin, Missouri (see Note 7 for discussion of ownership structure). The third distribution center provides approximately 300,000 square feet of total space. All three distribution centers have a fleet services maintenance center. As part of the acquisition of Fikes in the prior year we acquired a fuel terminal, located in Waco Texas, and office space, located in Temple, Texas.

As of April 30, 2026, we leased a combination of land and/or building at 241 store locations. Most of the leases provide for the payment of a fixed rent plus property taxes, insurance, and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period. The Company owns the land and building at all of our other store locations. Additionally, the Company regularly has land held for development, land under construction for new stores, and land held for sale as a result of store closures.

ITEM 3. LEGAL PROCEEDINGS

The information required to be set forth under this heading is incorporated by reference from Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 36,904,285 shares of common stock outstanding at April 30, 2026 had a market value of approximately $30.3 billion. On that date, there were 1,297 shareholders of record.

Common Stock Market Prices

Calendar 2024	High	Low	Calendar 2025	High	Low	Calendar 2026	High	Low
Q1	$ 324.40	$ 268.07	Q1	$ 445.17	$ 372.09	Q1	$ 728.54	$ 551.41
Q2	389.44	306.45	Q2	514.32	397.80			
Q3	401.07	350.52	Q3	571.57	490.00			
Q4	439.68	363.00	Q4	575.98	497.38			

Dividends

We began paying cash dividends during fiscal 1991. The dividends declared in fiscal 2026 totaled $2.28 per share. The dividends declared in fiscal 2025 totaled $2.00 per share. At its June 2026 meeting, the Board of Directors declared a quarterly dividend of $0.65 per share payable August 14, 2026, to shareholders of record on August 1, 2026.

The cash dividends declared during the calendar years 2024 through 2026 were as follows:

Calendar 2024	Cash dividend declared	Calendar 2025	Cash dividend declared	Calendar 2026	Cash dividend declared
Q1	$ 0.43	Q1	$ 0.50	Q1	$ 0.57
Q2	0.50	Q2	0.57	Q2	0.65
Q3	0.50	Q3	0.57		
Q4	0.50	Q4	0.57		
	$ 1.93		$ 2.21		

Issuer Purchases of Equity Securities

The following table sets forth information with respect to the Company's repurchases of common stock during the quarter ended April 30, 2026:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
Fourth Quarter:				
February 1-28, 2026	30,289	$ 660.97	30,289	$ 136,783,856
March 1-31, 2026	33,977	682.31	33,977	113,601,123
April 1-30, 2026	25,011	759.23	25,011	94,611,920
Total	89,277	$ 696.62	89,277	$ 94,611,920

On, and effective as of, March 3, 2022, the Board authorized a share repurchase program, whereby the Company was authorized to repurchase its outstanding common stock from time-to-time, for an aggregate amount of up to $400 million, exclusive of fees, commissions, excise taxes, or other costs (the "Original Repurchase Program"). During the fourth quarter, we repurchased and retired 89,277 shares of our common stock under the Original Repurchase Program for a total of $62.2 million, excluding fees, commissions, excise taxes, and other costs. As of April 30, 2026, $94.6 million remained available thereunder. Subsequent to the end of the fiscal year, on, and effective as of, June 4, 2026, the Board of Directors authorized an expansion of the Original Repurchase Program to a total aggregate amount of up to $1.0 billion exclusive of fees, commissions, excise taxes, or other costs (the "Expanded Repurchase Program"). The Expanded Repurchase Program has no set expiration date. The timing and number of repurchase transactions under the Expanded Repurchase Program depends on a variety of factors including, but not limited to, market conditions, corporate considerations, business opportunities, debt agreements, and regulatory requirements. The Expanded Repurchase Program can be suspended or discontinued at any time.

ITEM 6. [Reserved]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars and gallons in thousands, except per share amounts)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

As of April 30, 2026, Casey's General Stores, Inc. and its direct and indirect wholly-owned subsidiaries operate convenience stores primarily under the names "Casey's" and "Casey's General Store" throughout 19 states, approximately half of which are located in Iowa, Missouri and Illinois.

During the third quarter of the prior fiscal year, the Company closed on the acquisition of Fikes Wholesale and Group Petroleum Services (collectively "Fikes"), owner of CEFCO Convenience Stores, which added 198 total stores (the "Fikes acquisition") and a wholesale fuel network.

As of April 30, 2026, there were 2,944 stores in operation. Approximately 71% of all stores were opened in areas with populations of fewer than 20,000 persons. The Company competes on the basis of traditional features of convenience store operations such as location, extended hours, product offerings, price and quality of service.

All stores carry a broad selection of food items (which at most stores includes, but is not limited to, prepared foods such as regular and breakfast pizza, donuts, hot breakfast items, and hot and cold sandwiches), beverages, tobacco and nicotine products, groceries, health and beauty aids, automotive products, and other non-food items. As of April 30, 2026, 241 store locations offered car washes. In addition, all but six store locations offer fuel.

The Company operates a wholesale network where Casey's manages wholesale fuel supply agreements to certain dealer sites and other wholesale locations. The dealer and wholesale locations are not operated by Casey's and are not included in our overall store count. Approximately 3% of total revenue for the year-ended April 30, 2026 relates to the wholesale fuel network.

The Company's business is seasonal, and generally experiences higher sales and profitability during the first and second fiscal quarters (May-October), when the weather is warmer across our footprint and guests tend to purchase greater quantities of fuel and certain convenience items such as beer, sports drinks, water, soft drinks and ice.

The following table represents the roll forward of store growth throughout fiscal 2026:

	Store Count
Stores at April 30, 2025	2,904
New store construction	40
Acquisitions	40
Prior acquisitions opened	1
Closed	(41)
Stores at April 30, 2026	2,944

For further general descriptive information on the Company's business and operations, see Item 1, above, which is incorporated herein by reference.

Long-Term Strategic Plan

The end of this fiscal year marks the end of the three-year strategic plan originally announced in June 2023. The plan focused on three enterprise objectives: grow store count, accelerate the food business, and enhance operational efficiency, which are enabled by a strong foundation and Team Member experience. The Company's plan was based on building on our proud heritage and distinct advantages, to become more contemporary through new capabilities, technology, data, and processes.

The Company performed strongly over the three-year period, compared to the original goals in our plan. Some of the key highlights include:

- Built or acquired 504 additional stores over the three-year period, well above the original goal of 350 stores,
- Diluted earnings per share for the year was $19.16, representing an increase of 30.9% from the prior year, and annualized growth of 17.2% over the three-year period,
- Casey's Rewards members grew to over 10 million at year-end, and
- Continued growth of the prepared food program with the expansion of our bone-in and boneless chicken wings, in a variety of flavors, which were available in approximately 850 stores as of the end of the year.

The Company will introduce a new a three-year strategic plan in June 2026.

Electric Vehicles

Casey's continues to implement our electric vehicle ("EV") strategy and our management team remains committed to understanding how the increased demand for, and usage of, EVs impacts consumer behavior across our store footprint and beyond. As consumer demand for alternative fuel options continues to grow, albeit slowly, Casey's has continued to add EV charging stations across our 19-state footprint. As of April 30, 2026, the Company has 282 charging stations at 64 stores, across 14 states. Our EV growth strategy is currently designed to selectively increase our charging stations at locations within our region where we see higher levels of consumer EV buying trends and demand for EV charging. To date, consumer EV demand within our Midwest footprint has been comparatively lower than the levels along the coasts. As EV demand from our guests increases, we are prepared to strategically integrate charging station options at select stores.

Fiscal 2026 Compared with Fiscal 2025

Total revenue for fiscal 2026 increased by $1,620,202 (10.2%) compared to the prior fiscal year, primarily driven by $1,034,139 of additional revenue from the Fikes acquisition, during the first six months of fiscal 2026. Prepared food and dispensed beverage revenue increased by $165,066 (10.2%), due to an increase in same-store sales of 5.2% driven by improved sales of hot sandwiches, bakery, and whole pizzas, as well as an increase of approximately 5.0% due to store growth. Grocery and general merchandise revenue increased by $419,727 (10.1%), due to an increase in same-store sales of 3.9% driven by strong sales of non-alcoholic beverages, as well as an increase of approximately 6.2% due to store growth. Retail fuel revenue increased by $839,374 (8.6%). The increase in the number of gallons sold of 318,345 (10.0%), was partially offset by a decrease in the average retail price per gallon of 1.3%. The increase in gallons sold was primarily attributable to store growth.

Other revenue increased $196,035 (47.9%) compared to the prior year, driven primarily by an increase in wholesale fuel revenue, primarily as a result of the Fikes acquisition. The increased activity related to the wholesale fuel network carries a lower revenue less cost of goods sold as a percentage of total revenue. Additionally, other revenue and other revenue less cost of goods sold (excluding depreciation and amortization) was favorably impacted by a one-time adjustment of $8,000 due to a change in estimate related to breakage assumptions on the outstanding gift card liability balance in the second fiscal quarter.

Total revenue less cost of goods sold (excluding depreciation and amortization) was 24.6% of revenue for fiscal 2026 compared with 23.5% for the prior year. Prepared food and dispensed beverage revenue less related cost of goods sold (excluding depreciation and amortization) increased to 58.6% of revenue from 58.2% during fiscal 2026 compared to the prior year, driven primarily by improved waste. Grocery and general merchandise revenue less related cost of goods sold (excluding depreciation and amortization) increased to 35.8% of revenue from 35.0% during fiscal 2026 compared to the prior year, primarily due to a favorable product mix shift.

Fuel revenue less related cost of goods sold (excluding depreciation and amortization) was 14.1% of revenue for fiscal 2026 compared with 12.7% for the prior year. Revenue less cost of goods sold (excluding depreciation and amortization) per gallon increased to 42.6 cents in fiscal 2026 from 38.7 cents in fiscal 2025. During the fiscal year, particularly in the last quarter, the Company, and the retail fuel industry, experienced historically higher than average fuel revenue less cost of goods sold per gallon (excluding depreciation and amortization). On a longer-term basis, this metric can fluctuate significantly, and sometimes unpredictably, in the short-term. The Company generated 28.0 million RINs (renewable identification numbers) for $35,410 during fiscal 2026, compared to 23.8 million RINs in fiscal 2025, which generated $16,664 (see Note 1, below, for a further description of RINs and how they are generated).

Operating expenses increased $285,070 (11.2%) to $2,837,426 in fiscal 2026. Approximately 5% of the increase is due to operating 40 more stores than the comparable period in the prior year, as well as a full-year contribution from stores added in the Fikes acquisition, compared to only six months in the prior year. Approximately 2% of the change is related to an increase in accrued costs for variable compensation due to strong financial performance as well as charitable contributions. Same-store employee expense accounted for approximately 1% of the increase, as the increase in wage rates were partially offset by a reduction in same-store labor hours.

Depreciation and amortization expense increased $46,311 (11.5%) to $449,958 in fiscal 2026, primarily due to purchases of property and equipment since the prior period.

Interest, net increased $12,683 (15.1%) to $96,634 in fiscal 2026, primarily due to issuing incremental debt of $1,100,000 in the prior year to partially fund the acquisition of Fikes. For additional discussion, refer to Note 3.

The effective tax rate increased to 23.8% in fiscal 2026 from 23.3% in fiscal 2025. The increase in the effective tax rate was primarily due to a one-time benefit in the prior year to update the state deferred tax rate following the Fikes transaction (0.7%), offset by an increase in excess tax benefits recognized on share-based awards in the current year (0.4%).

Net income increased by $167,928 (30.7%) to $714,448 in fiscal 2026 from $546,520 in fiscal 2025. The increase in net income was primarily attributable to higher profitability both inside the store and in fuel, partially offset by increases in operating expenses, depreciation and amortization and interest expense. See discussion in the paragraphs above for the primary drivers for each of these increases.

Please refer to the Form 10-K related to the fiscal year ended April 30, 2025, filed on June 23, 2025, for comparison of Fiscal 2025 to Fiscal 2024.

COMPANY TOTAL REVENUE AND REVENUE LESS COST OF GOODS SOLD (EXCLUDING DEPRECIATION AND AMORTIZATION) BY CATEGORY

	Years ended April 30,		
	2026	2025	2024
Total revenue by category			
Prepared food and dispensed beverage	$ 1,776,828	$ 1,611,762	$ 1,461,600
Grocery and general merchandise	4,563,614	4,143,887	3,727,394
Fuel	10,615,407	9,776,033	9,402,071
Other (1)	605,252	409,217	271,848
	$ 17,561,101	$ 15,940,899	$ 14,862,913
Revenue less cost of goods sold (excluding depreciation and amortization) by category			
Prepared food and dispensed beverage	$ 1,040,943	$ 937,440	$ 858,295
Grocery and general merchandise	1,635,405	1,452,008	1,270,527
Fuel	1,496,591	1,236,694	1,116,671
Other (1)	148,102	126,261	102,418
	$ 4,321,041	$ 3,752,403	$ 3,347,911

(1)   The 'Other' category primarily consists of activity related to wholesale fuel and car wash revenue, which are both presented gross of applicable costs, as well as lottery, which is presented net of applicable costs.

INDIVIDUAL STORE COMPARISONS (1)

		Years ended April 30,	
	2026	2025	2024
Average retail sales	$ **5,879**	$ 5,556	$ 5,710
Average retail inside sales (2)	**2,199**	2,095	2,037
Average revenue less cost of goods sold (excluding depreciation and amortization) on inside sales (2)	**896**	842	801
Average retail sales of fuel	**3,680**	3,461	3,673
Average revenue less cost of goods sold (excluding depreciation and amortization) on fuel	**512**	446	445
Average operating income (3)	**566**	496	473
Average number of gallons sold	**1,217**	1,123	1,102

(1)   Individual store comparisons include only those stores that had been in operation for at least one full year and remained open on April 30 of the fiscal year indicated.

(2)   Inside sales is comprised of sales related to the grocery and general merchandise and prepared food and dispensed beverage categories.

(3)   Average operating income represents retail sales less cost of goods sold, operating expenses and depreciation and amortization attributable to a particular store; it excludes interest, federal and state income taxes, and Company operating expenses not attributable to a particular store.

SAME STORE SALES BY CATEGORY (1)

		Years ended April 30,	
	2026	2025	2024
Prepared food and dispensed beverage same-store sales	**5.2 %**	3.5 %	6.8 %
Grocery and general merchandise same-store sales	**3.9 %**	2.3 %	3.5 %
Same-store fuel gallons sold	**1.4 %**	0.1 %	0.1 %

(1)   Same-store sales is a common metric used in the convenience store industry. We define same-store sales as the total sales increase (or decrease) for stores open during the full time of the periods being presented. The store must be open for each entire fiscal year being compared. Remodeled stores that remained open or were closed for just a very brief period of time (less than a week) during the period being compared remain in the same store sales comparison. If a store is replaced, either at the same location (razed and rebuilt) or relocated to a new location, it is removed from the comparison until the new store has been open for each entire period being compared. Newly constructed and acquired stores do not enter the calculation until they are open for each entire period being compared.

Use of Non-GAAP Measures

We define EBITDA as net income before net interest expense, income taxes, and depreciation and amortization. EBITDA is not considered to be a GAAP measure and should not be considered as a substitute for net income, cash flows from operating activities or other income or cash flow statement data. This measure has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

We believe EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use this calculation as a measure of financial performance and debt service capabilities, and it is regularly used by management for internal purposes including our capital budgeting process, evaluating acquisition targets, assessing store performance, and awarding incentive compensation.

Because non-GAAP financial measures are not standardized, EBITDA, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use of this non-GAAP financial measure with those used by other companies.

The following table contains a reconciliation of net income to EBITDA for the years ended April 30, 2026, 2025, and 2024, respectively:

| | Years ended April 30, | | | | | |
	2026		2025		2024	
Net income	$	714,448	$	546,520	$	501,972
Interest, net		96,634		83,951		53,441
Depreciation and amortization		449,958		403,647		349,797
Federal and state income taxes		222,575		165,929		154,188
EBITDA	$	1,483,615	$	1,200,047	$	1,059,398

For the year ended April 30, 2026, EBITDA increased 23.6%. The increase was primarily attributable to higher profitability both inside the store and in fuel, partially offset by higher operating expenses. See discussion in the preceding sections for the primary drivers for each of these individual changes.

Please refer to the Form 10-K related to the fiscal year ended April 30, 2025, filed on June 23, 2025, for comparison of Fiscal 2025 to Fiscal 2024.

Critical Accounting Policies and Estimates

Critical accounting policies are those accounting policies that management believes are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Business Combinations

The Company uses the acquisition method of accounting for transactions meeting the definition of a business combination. The acquisitions are recorded in the financial statements by allocating the purchase price to the assets acquired, including intangible assets, and liabilities assumed, based on their estimated fair values at the acquisition date as determined by third party appraisals or internal estimates. The significant assets acquired include buildings, equipment, land, and right-of-use lease assets.

The Company primarily values buildings and equipment using the cost method and land using comparable land sales. The purchase price is determined based upon the fair value of consideration transferred to the seller. Fair values are typically determined using Level 3 inputs (see Note 3 to the consolidated financial statements). Given these estimates often are based upon unobservable inputs, the estimates require significant judgment when determining the overall value and actual results could differ from the estimates originally established.

When acquiring leases in a business combination, we retain the lease classification utilized by the seller if it was determined using acceptable methods under *ASC 842*. As part of the allocation of the purchase price in a business combination, lease terms are compared to market terms utilizing an income approach to determine if leases are favorable or unfavorable. Any favorable or unfavorable leasehold interests identified increase (favorable) or reduce (unfavorable) the right-of-use lease asset and are recognized over the life of the related right-of-use asset.

The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill, if the acquisition is considered to be a business combination. During a one-year period from the acquisition date, amounts are allowed to be provisional for areas that are expected to be adjusted to their final amounts during the measurement period. These provisional adjustments are for when the buyer obtains additional information about the facts and circumstances that existed as of the acquisition date. Subsequent adjustments recorded to provisional balances within the measurement period are recorded in the period in which the adjustment is identified. Acquisition-related transaction costs are recognized in operating expenses as incurred.

Inventory

Inventories, which consist of merchandise and fuel, are stated at the lower of cost or market. For fuel inventories, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method. Inventory valued using the LIFO method of inventory requires judgement when making the determination of appropriate indices to be used for determining price level changes.

Long-lived Assets

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value. Fair value is based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value, which are considered Level 3 inputs (see Note 3 to the consolidated financial statements). In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $9,818 in fiscal 2026, $4,080 in fiscal 2025, and $4,057 in fiscal 2024. Impairment charges are a component of operating expenses.

Self-insurance

The Company is primarily self-insured for Team Member healthcare, workers' compensation, general liability, and automobile claims. The self-insurance claim liability for workers' compensation, general liability, and automobile claims is determined actuarially at each year-end based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the potential of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The self-insurance reserves were $67,240 and $74,471 as of April 30, 2026 and 2025, respectively.

Recent Accounting Pronouncements

Refer to Note 1 of the consolidated financial statements for a description of new accounting pronouncements applicable to the Company.

Liquidity and Capital Resources

Due to the nature of our business, cash provided by operations is our primary source of liquidity. The Company finances our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2026, the Company's ratio of current assets to current liabilities was 1.01 to 1. The ratio at April 30, 2025 and 2024 was 0.92 to 1 and 0.87 to 1, respectively.

We believe our current $850,000 committed unsecured revolving credit facility, our $50,000 unsecured bank line of credit, current cash and cash equivalents, and the future cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by operating activities was $1,377,540 for the year ended April 30, 2026, compared to $1,090,854 for the year ended April 30, 2025, an increase of $286,686. Our primary source of operating cash flows is from sales to guests at our stores. The primary uses of operating cash flows are payments to our team members and suppliers, as well as payments for taxes and interest. Cash flow from operations was favorably impacted by improved revenue less cost of goods sold (excluding depreciation and amortization) of $568,638, offset by an increase in operating expenses of $285,070, an increase in cash paid for interest of $23,948, and an increase in cash paid for taxes of $48,247, due to an increase in income before taxes. Refer to "Fiscal 2026 Compared with Fiscal 2025" starting on page 20 for further details on the primary drivers for the changes in components of the consolidated statements of income. Cash flows from operations can also be impacted by variability in the timing of payments and receipts for certain assets and liabilities, such as wage related accruals, accounts payable, and receivables from credit card companies or our vendors. Operating cash flows were also favorably impacted by an increase of $179,954 related to accounts payable, offset by a decrease in operating cash flows of $82,328, related to inventory, both primarily due to fuel pricing. The increase in operating cash flows was further offset by a decrease of $58,778 related to receivables, primarily due to fuel pricing and the timing of vendor rebate payments in comparison to the prior year. Refer to Note 1 for a summary of the receivables balance.

Net cash used in investing activities decreased $971,237. During fiscal 2026, the Company expended $797,503 for purchases of property and equipment and payments for acquisitions compared to $1,745,473 for fiscal 2025 related to these activities. The decrease in cash used in investing activities was attributable to the Fikes acquisition, which closed during the prior year and had a purchase price of $1,165,752. Purchases of property and equipment and payments for acquisitions of businesses typically represent the single largest use of excess Company funds. Management believes that by acquiring, building, and reinvesting in stores, the Company will be better able to drive long-term shareholder value.

Net cash used in financing was $425,780 for the year ended April 30, 2026, compared to net cash provided by financing activities of $755,994 for the year ended April 30, 2025. The change from the prior year was primarily due to the proceeds from long-term debt of $1,100,000 received to partially fund the Fikes acquisition in the prior year. Additionally, the repurchase and retirement of common stock under our share repurchase program resulted in an increase in the net cash used of approximately $199,771 during the period.

As of April 30, 2026, we had long-term debt and finance lease obligations consisting of:

Finance lease liabilities (Note 7)	$	115,197
3.67% Senior Notes (Series A) due in 7 installments beginning June 17, 2022, and ending June 15, 2028		63,000
3.75% Senior Notes (Series B) due in 7 installments beginning December 17, 2022 and ending December 18, 2028		21,000
3.65% Senior Notes (Series C) due in 7 installments beginning May 2, 2025 and ending May 2, 2031		45,000
3.72% Senior Notes (Series D) due in 7 installments beginning October 28, 2025 and ending October 28, 2031		45,000
3.77% Senior Notes (Series F) due August 22, 2028		250,000
2.85% Senior Notes (Series G) due August 7, 2030		325,000
2.96% Senior Notes (Series H) due August 6, 2032		325,000
5.23% Senior notes (Series I) due November 2, 2031		150,000
5.43% Senior notes (Series J) due November 2, 2034		100,000
Variable rate term loan facility, requiring quarterly installments beginning June 30, 2027 and ending April 21, 2028		200,000
Variable rate incremental term loan facility, requiring quarterly installments ending October 30, 2029		796,875
Debt issuance costs		(4,478)
	$	2,431,594
Less current maturities		101,357
	$	2,330,237

Interest on the 3.67% Senior Notes Series A and 3.75% Senior Notes Series B is payable on the 17th day of each June and December. Principal on the Senior Notes Series A and Series B is payable in various installments beginning June 17, 2022 (Series A) and December 17, 2022 (Series B) through December 2028. We may prepay the 3.67% and 3.75% Senior Notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated June 17, 2013, as amended, between the Company and the purchasers of the Senior Notes Series A and Series B.

Interest on the 3.65% Senior Notes Series C is payable on the 2nd day of each May and November, while the interest on the 3.72% Senior Notes Series D is payable on the 28th day of each April and October. Principal on the Senior Notes Series C and Series D is payable in various installments beginning May 2, 2025 (Series C) and October 28, 2025 (Series D) through October 2031. We may prepay the 3.65% and 3.72% Senior Notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated May 2, 2016, as amended, between the Company and the purchasers of the Senior Notes Series C and Series D.

Interest on the 3.77% Senior Notes Series F is payable on the 22nd day of each February and August. Principal on the Senior Notes Series F is payable in full on August 22, 2028 (Series F). We may prepay the 3.77% Senior Notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated June 13, 2017, as amended, between the Company and the purchasers of the Senior Notes Series F.

Interest on the 2.85% Senior Notes Series G and 2.96% Senior Notes Series H is payable on the 7th day of each February and August. Principal on the Senior Notes Series G and Series H is payable in full on August 7, 2030 (Series G) and August 6, 2032 (Series H), respectively. We may prepay the 2.85% and 2.96% Senior Notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Purchase Agreement dated June 30, 2020, between the Company and the purchasers of the Senior Notes Series G and Series H.

Interest on the 5.23% Senior Notes Series I and 5.43% Senior Notes Series J is payable on the 2nd day of each May and November. Principal on the Senior Notes Series I and Series J is payable in full on November 2, 2031 (Series I) and November 2, 2034 (Series J), respectively. We may prepay the 5.23% and 5.43% Senior Notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Purchase Agreement dated October 30, 2024, between the Company and the purchasers of the Senior Notes Series I and Series J.

The Company is party to a credit agreement, dated as of April 21, 2023, which provides for term loan borrowings and a committed, unsecured $850,000 revolving credit facility. On October 30, 2024, the Company entered into an amendment to the credit agreement (the "Amendment" and, together with the original credit agreement, the "Credit Agreement"), pursuant to which the Company incurred an incremental term loan in an aggregate principal amount of $850,000 (the "Incremental Term Loan"). Amounts borrowed under the Credit Agreement bear interest at variable rates based upon, at the Company's option, either: (a) either Term SOFR or Daily Simple SOFR, in each case plus 0.10% (with a floor of 0.00%) for the interest period in effect, plus an applicable margin ranging from 1.10% to 1.70% or (b) an alternate base rate, which generally equals the highest of (i) the prime commercial lending rate announced by the Administrative Agent as its "prime rate", (ii) the federal funds rate plus 1/2 of 1.00%, and (iii) Adjusted Daily Simple SOFR plus 1.00%, each plus an applicable margin ranging from 0.10% to 0.70% and each with a floor of 1.00%. The applicable margins and facility fee, in each case, are dependent upon the Company's quarterly Consolidated Leverage Ratio, as defined in the Credit Agreement. We have the right at any time to prepay all or a portion of the outstanding balance without premium or penalty, other than customary "breakage" costs with respect to Term SOFR-based borrowings, with prior notice given.

To date, we have funded capital expenditures primarily through funds generated from operations, the proceeds of the sale of common stock, issuance of debt or other bank financing, and existing cash. Future capital required to finance operations, improvements, and the anticipated growth in the number of stores is expected to come from cash generated by operations, our $850,000 revolving credit facility, our additional $50,000 bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2026:

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$ 2,558,585	$ 137,763	$ 703,668	$ 1,087,975	$ 629,179
Finance lease obligations	166,081	15,124	30,398	20,528	100,031
Operating lease obligations	820,893	38,175	80,065	80,595	622,058
Deferred compensation (2)	14,152	—	—	—	—
Total	$ 3,559,711	$ 191,062	$ 814,131	$ 1,189,098	$ 1,351,268

(1)   The long-term debt portion of the table above excludes interest payments related to the Company's term loan facility and the incremental term loan facility, due to the variable nature of the required interest payments.

(2)   Included in other long-term liabilities and other accrued expenses on our consolidated balance sheet at April 30, 2026, was a $14,152 obligation for deferred compensation. As the specific payment dates for a portion of the deferred compensation outstanding are unknown due to the unknown retirement dates of many of the participants, the related timing of the payment of the balances have not been reflected in the above "Payments due by period" table. However, known payments of $4,698 are scheduled over the next 5 years, which includes $647 recognized in other accrued expenses as of April 30, 2026.

Forward-Looking Statements

This Form 10-K, including but not limited to the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "may," "will," "should," "believe," "expect," "anticipate," "intend," "estimate," "project," "continue," and similar expressions are used to identify forward-looking statements. Forward-looking statements represent the Company's current expectations or beliefs concerning future events and trends that we believe may affect our financial condition, liquidity and related sources and needs, supply chain, results of operations and performance at our stores, business strategy, strategic plans, growth opportunities, integration of acquisitions, acquisition synergies, short-term and long-term business operations and objectives including our long-term strategic plan, wholesale fuel, inventory and ingredient costs and the potential effects of the conflicts in oil producing regions on our business. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, the following risk factors described more completely above in Item 1A entitled "Risk Factors":

Business Operations: Our business and our reputation could be adversely affected by a cyber or data security incident or the failure to protect sensitive guest, Team Member or supplier data, or the failure to comply with applicable regulations relating to data security and privacy; food-safety issues and foodborne illnesses, whether actual or reported, or the failure to comply with applicable regulations relating to the transportation, storage, preparation or service of food, could adversely affect our business and reputation; we may be adversely impacted by increases in the cost of food ingredients and other related costs; a significant disruption to our distribution network, to the capacity of the distribution centers, or timely receipt of inventory could adversely impact our sales or increase our transaction costs, which could have a material adverse effect on our business; we could be adversely affected if we experience difficulties in, or are unable to recruit, hire or retain, members of our leadership team and other distribution, field and store Team Members; any failure to anticipate and respond to changes in consumer preferences, or to introduce and promote innovative technology for guest interaction, could adversely affect our financial results; we rely on our information technology systems, and a number of third-party software and technology providers, to support numerous aspects of our business, and a disruption of these systems could adversely affect our business; increased credit card expenses could lead to higher operating expenses and other costs for the Company; our operations present hazards and risks which may not be fully covered by insurance, if insured; the dangers inherent in the storage and transport of fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities; consumer or other litigation could adversely affect our financial condition and results of operations; pandemics or disease outbreaks, responsive actions taken by governments and others to mitigate their spread, and guest behavior in response to these events, have, and may in the future, adversely affect our business operations, supply chain and financial results; and, covenants in our Senior Notes and credit facility agreements require us to comply with certain covenants and meet financial maintenance tests and the failure to comply with these requirements could have a material impact to us.

Governmental Actions, Regulations, and Oversight: Compliance with and changes in tax laws could adversely affect our performance; we are subject to extensive governmental regulations; governmental action and campaigns to discourage tobacco and nicotine use and other tobacco products may have a material adverse effect on our revenues and gross profit; and, wholesale cost and tax increases relating to tobacco and nicotine products could affect our operating results.

Industry: General economic and political conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations; developments related to fuel efficiency, fuel conservation practices, climate change, and changing consumer preferences may decrease the demand for motor fuel; unfavorable weather conditions can adversely affect our business; the volatility of wholesale petroleum costs could adversely affect our operating results; and, the convenience store industry is highly competitive.

Growth Strategies: We may not be able to identify, acquire, and integrate new properties and stores, which could adversely affect our ability to grow our business.

Common Stock: The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline; any issuance of shares of our common stock in the future could have a dilutive effect on your investment; and, Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors we have not identified may in the future prove to be important in affecting our business and results of operations. We ask you not to place undue reliance on any forward-looking statements because they speak only of our views as of the statement dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and floating rate long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by attempting to limit default risk, market risk, and reinvestment risk. We attempt to mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We utilize an interest rate swap to manage exposure to fluctuations in variable interest rates on certain of our outstanding debt instruments. While the interest rate swap is not designated as a hedging instrument for accounting purposes, the Company does not enter into interest rate swap agreements for trading or speculative purposes. The impact of the interest rate swap was immaterial to the financial statements as of April 30, 2026 and for the period then ended. Based upon the outstanding balance of the Company's term loan facilities as of April 30, 2026, an immediate 100-basis-point move in interest rates would have an approximate annualized impact of $9.4 million on interest expense.

The Company also has exposure to market risks related to the volatility of fuel prices associated with non-store inventoried fuel (fuel pipeline and fuel terminal). The Company utilizes futures contracts to economically hedge the physical products while the bulk fuel is in storage at various terminals and pipelines, until such time the underlying gallons can be delivered to the store or customer. The Company does not speculate in trading financial instruments. All hedges must be matched against recorded physical transactions, inventoried fuel in a pipeline or at a terminal. See additional discussion regarding the Company's derivative instruments in Note 1 of the consolidated financial statements.

We do, from time to time, participate in a forward buy of certain commodities. These are not accounted for as derivatives under the normal purchase and sale exclusions under the applicable accounting guidance.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors

Casey's General Stores, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2026 and 2025, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 22, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over merchandise inventory quantities at store locations

As discussed in Note 1 to the consolidated financial statements, the Company held $340,194 thousand of merchandise inventory as of April 30, 2026, the majority of which was held at 2,944 store locations. The Company's processes to track and determine store merchandise inventory quantities involves the interaction of information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence obtained related to the quantities of merchandise inventory at store locations as a critical audit matter. Evaluating the sufficiency of audit evidence over quantities of merchandise inventory at store locations required challenging auditor judgment to determine the nature and extent of procedures to be performed over the quantity of merchandise inventory, including determining the number of store locations visited, and also the need to involve IT professionals with specialized skills and knowledge due to the interaction of IT systems that track and record merchandise inventory quantities by store location.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over quantities of merchandise inventory at store locations by evaluating:

- homogeneity of the locations

- historical locations visited and results of prior physical counts

- the Company's merchandise inventory count results, including results of monitoring and compliance with the count program by store location.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the quantity of merchandise inventory held at store locations, including certain controls related to the Company's merchandise inventory count process. We involved IT professionals with specialized skills and knowledge who assisted in testing certain IT application controls, as well as certain controls related to access to programs and data, program changes, interfaces, and computer operations that support the various IT systems involved in tracking and recording merchandise inventory quantities by store location. We tested the existence and completeness of merchandise inventory by counting inventory quantities on a sample basis through store location visits during the year to evaluate the Company's inventory records. In addition, we evaluated the overall sufficiency of audit evidence obtained over the quantities of merchandise inventory at store locations.

/s/ KPMG LLP

We have served as the Company's auditor since 1987.

Minneapolis, Minnesota

June 22, 2026

Report of Independent Registered Public Accounting Firm

To The Shareholders and Board of Directors
Casey's General Stores, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Casey's General Stores, Inc. and subsidiaries' (the Company) internal control over financial reporting as of April 30, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of April 30, 2026 and 2025, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated June 22, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Minneapolis, Minnesota

June 22, 2026

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	April 30,	
	2026	2025
Assets		
Current assets		
Cash and cash equivalents	$ **522,991**	$ 326,662
Receivables	**243,502**	180,746
Inventories	**557,151**	480,034
Prepaid and other current assets	**29,783**	24,641
Income taxes receivable	**10,585**	770
Total current assets	**1,364,012**	1,012,853
Property and equipment, at cost		
Land	**1,496,529**	1,429,673
Buildings, land improvements and leasehold improvements	**3,829,703**	3,539,550
Machinery and equipment	**3,561,976**	3,314,403
Finance lease right-of-use assets	**134,388**	120,670
Construction in process	**171,314**	131,151
	9,193,910	8,535,447
Less accumulated depreciation and amortization	**3,444,442**	3,122,203
Net property and equipment	**5,749,468**	5,413,244
Other assets, net	**121,249**	120,082
Operating lease right-of-use assets, net	**432,640**	417,046
Goodwill	**1,268,686**	1,244,893
Total assets	$ **8,936,055**	$ 8,208,118
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt and finance lease obligations	$ **101,357**	$ 94,925
Accounts payable	**823,804**	620,447
Accrued expenses		
Wages and related taxes	**105,119**	80,633
Property taxes	**62,263**	59,843
Insurance accruals	**35,100**	41,328
Operating lease liabilities	**14,197**	14,647
Other	**208,766**	189,870
Total current liabilities	**1,350,606**	1,101,693
Long-term debt and finance lease obligations, net of current maturities	**2,330,237**	2,413,620
Deferred income taxes	**739,843**	646,905
Operating lease liabilities, net of current portion	**459,284**	434,707
Insurance accruals, net of current portion	**32,140**	33,143
Other long-term liabilities	**72,226**	69,380
Total liabilities	**4,984,336**	4,699,448
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	**—**	—
Common stock, no par value, 36,904,285 and 37,119,083 shares issued and outstanding at April 30, 2026 and 2025, respectively	**—**	49,605
Retained earnings	**3,951,719**	3,459,065
Total shareholders' equity	**3,951,719**	3,508,670
Total liabilities and shareholders' equity	$ **8,936,055**	$ 8,208,118

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years ended April 30,		
	2026	2025	2024
Total revenue	$ **17,561,101**	$ 15,940,899	$ 14,862,913
Cost of goods sold (excluding depreciation and amortization, shown separately below)	**13,240,060**	12,188,496	11,515,002
Operating expenses	**2,837,426**	2,552,356	2,288,513
Depreciation and amortization	**449,958**	403,647	349,797
Interest, net	**96,634**	83,951	53,441
Income before income taxes	**937,023**	712,449	656,160
Federal and state income taxes	**222,575**	165,929	154,188
Net income	$ **714,448**	$ 546,520	$ 501,972
Net income per common share			
Basic	$ **19.28**	$ 14.72	$ 13.51
Diluted	$ **19.16**	$ 14.64	$ 13.43

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share and share amounts)

	Shares Outstanding	Common stock	Retained earnings	Shareholders' Equity
Balance at April 30, 2023	37,263,248	$ 110,037	$ 2,550,629	$ 2,660,666
Net income	—	—	501,972	501,972
Dividends declared ($1.72 per share)	—	—	(64,673)	(64,673)
Repurchase of common stock	(392,290)	(105,451)	—	(105,451)
Share-based compensation	219,752	41,379	—	41,379
Tax withholdings on employee share-based awards	(82,222)	(18,512)	—	(18,512)
Balance at April 30, 2024	37,008,488	27,453	2,987,928	3,015,381
Net income	—	—	546,520	546,520
Dividends declared ($2.00 per share)	—	—	(75,383)	(75,383)
Share-based compensation	179,536	47,732	—	47,732
Tax withholdings on employee share-based awards	(68,941)	(25,580)	—	(25,580)
Balance at April 30, 2025	37,119,083	49,605	3,459,065	3,508,670
Net income	—	—	**714,448**	**714,448**
Dividends declared ($2.28 per share)	—	—	**(85,752)**	**(85,752)**
Repurchase of common stock	**(355,107)**	**(65,768)**	**(136,042)**	**(201,810)**
Share-based compensation	**234,612**	**63,407**	—	**63,407**
Tax withholdings on employee share-based awards	**(94,303)**	**(47,244)**	—	**(47,244)**
Balance at April 30, 2026	**36,904,285**	**$ —**	**$ 3,951,719**	**$ 3,951,719**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Years ended April 30,				
		2026		2025		2024
Cash flows from operating activities						
Net income	$	**714,448**	$	546,520	$	501,972
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		**449,958**		403,647		349,797
Amortization of debt related costs		**2,065**		2,312		1,111
Change in excess replacement cost over LIFO inventory valuation		**17,455**		11,530		12,499
Share-based compensation		**63,407**		47,732		41,379
Loss on disposal of assets and impairment charges		**13,517**		12,401		6,414
Deferred income taxes		**94,772**		59,958		53,252
Changes in assets and liabilities:						
Receivables		**(60,075)**		(1,297)		(31,246)
Inventories		**(90,084)**		(7,756)		(51,785)
Prepaid and other current assets		**(5,142)**		3,658		(3,684)
Accounts payable		**159,172**		(20,782)		(8,731)
Accrued expenses		**35,609**		21,525		14,387
Income taxes		**(11,444)**		15,460		5,112
Other, net		**(6,118)**		(4,054)		2,476
Net cash provided by operating activities		**1,377,540**		1,090,854		892,953
Cash flows from investing activities						
Purchase of property and equipment		**(655,920)**		(506,224)		(522,004)
Payments for acquisitions of businesses, net of cash acquired		**(141,583)**		(1,239,249)		(330,032)
Proceeds from sales of assets		**42,072**		18,805		26,680
Net cash used in investing activities		**(755,431)**		(1,726,668)		(825,356)
Cash flows from financing activities						
Proceeds from long-term debt		**—**		1,100,000		—
Payments of long-term debt and finance lease obligations		**(94,895)**		(239,492)		(53,656)
Payments of debt related costs		**—**		(5,891)		—
Payments of cash dividends		**(83,136)**		(72,309)		(62,918)
Repurchase of common stock and payment of related excise taxes		**(200,505)**		(734)		(104,898)
Tax withholdings on employee share-based awards		**(47,244)**		(25,580)		(18,512)
Net cash (used in) provided by financing activities		**(425,780)**		755,994		(239,984)
Net increase (decrease) in cash and cash equivalents		**196,329**		120,180		(172,387)
Cash and cash equivalents at beginning of year		**326,662**		206,482		378,869
Cash and cash equivalents at end of year	$	**522,991**	$	326,662	$	206,482
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION						
Cash paid for interest, net of amount capitalized	$	**110,546**	$	86,598	$	63,449
Cash paid for income taxes, net		**138,018**		89,771		105,000
Noncash investing and financing activities						
Purchased property and equipment in accounts payable		**90,612**		46,427		45,617

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations: The Company operates 2,944 convenience stores in 19 states, primarily in the Midwest. Many of the stores are located in smaller communities, often with populations of less than 20,000.

Principles of consolidation: The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Amounts in the prior year related to share-based compensation and tax withholdings on employee share-based awards on the consolidated statements of shareholders' equity have been reclassified to conform to the current year presentation. This reclassification had no impact to the consolidated balance sheets, consolidated statements of income, or the consolidated statements of cash flows.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents. Included in cash equivalents are money market funds, treasury bills, as well as credit card, debit card and electronic benefits transfer transactions that process within three days.

Receivables: Receivables are primarily comprised of balances outstanding from credit card companies which are not processed within three days and balances outstanding from vendor rebates. The Company records credit card receivables at the time of the related sale to the guest. Vendor rebates are recorded based upon the applicable agreements. Uncollectible accounts were immaterial during the periods presented. Below is a summary of the receivable values at April 30, 2026 and 2025:

	Years ended April 30,	
	2026	2025
Vendor rebates	$ **100,612**	$ 82,940
Credit cards	**61,961**	40,376
Other	**80,929**	57,430
Total receivables	$ **243,502**	$ 180,746

Inventories and cost of goods sold: Inventories, which consist of merchandise and fuel, are stated at the lower of cost or market. For fuel inventories, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method.

The excess of replacement cost over the stated LIFO value was $180,446 and $162,991 at April 30, 2026 and 2025, respectively. There were no material LIFO liquidations during the periods presented. Below is a summary of the inventory values at April 30, 2026 and 2025:

	Years ended April 30,	
	2026	2025
Fuel	$ **216,957**	$ 135,730
Merchandise	**340,194**	344,304
Total inventories	$ **557,151**	$ 480,034

The Company often receives vendor allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor allowances include rebates and other funds received from vendors to promote their products. These amounts are recognized in the period earned based on the applicable rebate agreement. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Renewable identification numbers ("RINs") are assigned to gallons of renewable fuels produced and are used to track compliance with the renewable fuel standard. At times, we purchase fuel components (ethanol, gasoline, biodiesel or diesel) and blend those components into a finished product in a fuel truck. This process enables the Company to take title to the RIN assigned to each gallon of ethanol or biodiesel produced. RINs are recorded as a reduction in cost of goods sold at the contracted sales price, in the period when the Company transfers the RIN.

The Company includes in cost of goods sold the costs incurred to acquire fuel and merchandise, including excise taxes, less vendor allowances, vendor rebates and RINs. Warehousing costs are recorded within operating expenses on the consolidated statements of income.

Capitalized implementation costs: The Company capitalizes qualifying expenditures related to the implementation of hosting or cloud computing arrangements as incurred. These costs are expensed on a straight-line basis within operating expenses, typically over the contractual life of the related arrangement. The useful lives utilized for these costs range from 2-13 years. As of April 30, 2026 and 2025, the Company had recognized $29,252 and $35,588 of capitalized implementation costs, net of amortization, respectively. The outstanding balance is recognized in other assets, net of amortization on the consolidated balance sheets. The Company has recognized amortization of $11,672 in fiscal 2026, $10,950 in fiscal 2025 and $14,108 in fiscal 2024 within operating expenses on the consolidated statements of income.

Goodwill: As of April 30, 2026 and 2025, there was $1,268,686 and $1,244,893 of goodwill recognized, respectively. Goodwill is tested for impairment at least annually. The Company used a quantitative approach to assess the recoverability of goodwill at year-end. Management's analysis of recoverability completed as of the fiscal year-end indicated no evidence of impairment for the years ended April 30, 2026, 2025, and 2024.

Customer relationships: The Company has recognized intangible assets for customer relationships, related to acquired wholesale fuel relationships. These assets were valued using the multi-period excess earnings method. The customer relationships are amortized on a straight-line basis over a useful life of 15 years and are included within other assets, net of amortization in the consolidated balance sheets as of April 30, 2026. As of April 30, 2026 and 2025, the Company has recognized $47,733 and $51,807 of customer relationships, which was net of accumulated amortization of $13,367 and $9,293, respectively. The Company expects to recognize $4,073 of annual amortization expense related to customer relationships over the next 5 years.

Depreciation and amortization: Depreciation of property and equipment are computed using the straight-line method over the following estimated useful lives:

Buildings and land improvements	15-40 years
Machinery and equipment	3-40 years
Finance lease right-of-use assets	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

The Company monitors stores and will accelerate depreciation if the expected life of the asset is reduced due to the expected remaining operation of the store or the Company's plans. Construction in process is reported at cost and not subject to depreciation until the related asset is placed in service.

Store closings and asset impairment: The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins actively marketing the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets, as well as estimates provided by its own and/or third-party real estate experts.

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value of the assets exceeds the estimated fair value. Fair value is typically based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value, which are considered Level 3 inputs (see Note 3). In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company, is generally on a store-by-store basis. The Company incurred impairment charges of $9,818 in fiscal 2026, $4,080 in fiscal 2025, and $4,057 in fiscal 2024. Impairment charges are recognized as a component of operating expenses.

Leases: The Company is a lessee in situations where we lease property and equipment, most commonly land, building or store equipment, from a lessor. The Company is a lessor in situations where the Company owns land or building and leases a portion or all of the property or equipment to a tenant. As a lessee, the Company recognizes a right-of-use asset representing its right to use the underlying asset for the lease term and a lease liability for the obligation to make lease payments. Both the right-of-use asset and lease liability are initially measured at the present value of the lease payments, with subsequent measurement dependent on the classification of the lease as either a finance or an operating lease. For leases with a term of twelve months or less, we have elected to not recognize lease assets and lease liabilities and will recognize lease expense on a straight-line basis over the lease term.

New leases are recognized at the present value of the lease payments using the implicit rate in the lease agreement when it is readily determinable. In the case the implicit rate is not readily determinable, the Company uses our incremental borrowing rate based on the term of the lease. The Company commonly has options to renew or extend the current lease arrangement on many of our leases. In these situations, if it is reasonably certain the lease would be extended, we have included those extensions within the remaining lease payments at the time of measurement.

When acquiring leases in a business combination, we retain the lease classification utilized by the seller if it was determined using acceptable methods under U.S. GAAP. As part of the allocation of the purchase price in a business combination, lease terms are compared to market terms utilizing an income approach to determine if leases are favorable or unfavorable. Any favorable or unfavorable leasehold interests identified increase (favorable) or reduce (unfavorable) the right-of-use lease asset and are recognized over the life of the related right-of-use asset. See additional discussion in Note 7.

Income taxes: The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date. The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Revenue recognition: The Company recognizes retail sales of prepared food and dispensed beverage, grocery and general merchandise, fuel and other revenue at the time of the sale to the guest. Sales taxes collected from guests and remitted to the government are recorded on a net basis in the consolidated statements of income.

A portion of revenue from sales that include points under our Casey's Rewards program is deferred. The deferred portion of the sale represents the value of the estimated future redemption of the points. The amounts related to points are deferred until their redemption or expiration. Revenue related to the points issued is expected to be recognized less than one year from the original sale to the guest. As of April 30, 2026 and 2025, the Company recognized a contract liability of $72,695 and $64,077, respectively, primarily related to the Casey's Rewards program, which is included in other accrued expenses on the consolidated balance sheets.

Net income per common share: Basic earnings per share have been computed by dividing net income by the weighted average shares outstanding during each of the years. Unvested shares under equity awards are treated as common shares within the basic earnings per share calculation when a recipient has met certain requirements in the award agreement. For example, if retirement provisions are satisfied which allow a recipient to avoid forfeiture of the award upon a normal retirement from the Company, it is included in the basic earnings per share calculation. The calculation of diluted earnings per share treats unvested restricted stock units with time-based restrictions as potential common shares. The diluted earnings per share calculation does not take into effect any shares that have not met performance or market conditions as of the reporting period.

Asset retirement obligations: The Company recognizes the estimated future cost to remove underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of a long-lived asset at the time an underground storage tank is installed. The Company depreciates the amount added to property and equipment on a straight-line basis and recognizes accretion expense in connection with the discounted liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained.

The discounted liability was $54,555 and $52,105 at April 30, 2026 and 2025, respectively, and is recorded in other long-term liabilities on the consolidated balance sheets.

Self-insurance: The Company is primarily self-insured for Team Member healthcare, workers' compensation, general liability, and automobile claims. The self-insurance claim liability for workers' compensation, general liability, and automobile claims is determined using actuarial methods at each year end based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the potential of variability in the liability estimates. Some factors affecting the uncertainty of the claim liability include the loss development factors, which includes the development time frame and settlement patterns, and expected loss rates, which includes litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The self-insurance reserves were $67,240 and $74,471 as of April 30, 2026 and 2025, respectively. See additional discussion in Note 10.

Environmental remediation liabilities: The Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. At April 30, 2026 and 2025 we had an accrued liability of $465 and $385, respectively, which is recorded in other accrued expenses on the consolidated balance sheets.

Derivative instruments: The Company utilizes futures contracts to economically hedge price risk of bulk fuel that is stored in various fuel terminals and fuel pipelines, until such time the underlying gallons can be delivered to the store or customer. The Company has not elected hedge accounting under ASC 815 for these financial instruments. The financial instruments are recognized at fair value as of the reporting date, within prepaid and other current assets in the consolidated balance sheets, with changes in the fair value of such instruments recognized through cost of goods sold (excluding depreciation and amortization) in the consolidated statements of income. Total loss (gain) recognized on futures contracts were $28,159 and $(792) for the years ended April 30, 2026 and April 30, 2025, respectively. These amounts do not include the impact from the changes in the selling price of fuel inventories at fuel terminals and fuel pipelines over the same time period. There was no activity related to derivative instruments for the year ended April 30, 2024. Outstanding balances related to derivative instruments were immaterial to the financial statements as of April 30, 2026 and April 30, 2025.

Share-based compensation: Share-based compensation is recorded based upon the fair value of the award on the grant date. The Company estimates the grant date fair value of time-based and performance-based restricted stock unit awards using the closing price of our common stock on the applicable grant date, or the date on which performance goals for performance-based units are established, if after the grant date. The cost of the award is recognized ratably as an operating expense in the consolidated statements of income over the vesting period of the award, adjusted for certain retirement provisions, and updated estimates of shares to be issued under performance-based awards. All awards have been granted at no cost to the grantee. Forfeitures are recognized as they occur.

The time-based awards most commonly vest ratably over a three-year period commencing on the first anniversary of the grant date. Certain awards include performance and market conditions. Performance-based awards are primarily based on either the achievement of a three-year average return on invested capital (ROIC) or three-year cumulative earnings before interest, income taxes, and depreciation and amortization (EBITDA). For these awards, share-based compensation expense is estimated based on the probable outcome of shares to be awarded adjusted as necessary at each reporting period. Additionally, if the Company's relative total shareholder return over the performance period is in the bottom or top quartile of the companies comprising the S&P 500, the performance-based shares included will be adjusted downward by 25%, or upward by 25%, respectively (the "TSR Modifier"). The fair value of awards with the TSR Modifier is determined using a Monte Carlo simulation as of the date of the grant. For the market-based portion of these awards, the share-based compensation expense will not be adjusted should the target awards vary from actual awards. See additional discussion in Note 4.

Recent accounting pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The standard includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The new standard is effective beginning in the current filing. These new disclosure requirements are applied retrospectively to all prior periods included in the financial statements. Refer to Note 6 for the new required disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The standard requires new financial statement disclosures regarding specified information about certain costs and expenses. The new standard is effective for the Company's annual periods beginning May 1, 2027, and interim periods beginning May 1, 2028, with early adoption permitted. The Company is currently evaluating ASU 2024-03 to determine its impact on our disclosures.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). The standard establishes guidance for the recognition, measurement, presentation, and disclosure of environmental credits and environmental credit obligations. The new standard is effective for the Company's annual and interim periods beginning May 1, 2028, with early adoption permitted. The Company is currently evaluating ASU 2026-02 to determine its impact on our financial statements.

2. ACQUISITIONS

Current Period Acquisitions

During the year ended April 30, 2026, the Company acquired 40 stores through a variety of transactions, pursuant to the terms and conditions of the related asset purchase agreements. These acquisitions meet the criteria to be considered business combinations. Total payments for the acquisitions of businesses were $141,583, which were made in cash upon closing using available cash on hand.

The acquisitions were recorded in the financial statements by allocating the purchase price to the assets acquired, and liabilities assumed, based on their estimated fair values at the acquisition date. Fair values were determined using primarily Level 3 inputs, which are unobservable inputs that are not corroborated by market data. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. Goodwill of $23,793 was recognized as the result of the current period acquisitions and is primarily attributable to the location of the stores in relation to our footprint and expected synergies. The majority of the goodwill associated with these transactions will be deductible for income tax purposes over 15 years.

Prior Periods Acquisitions

On November 1, 2024, the Company closed on the acquisition of Fikes Wholesale, owner of CEFCO Convenience Stores, and Group Petroleum Services (collectively "Fikes") through an equity purchase agreement. As part of the acquisition, the Company acquired 100% of the equity of Fikes. The transaction included 198 retail locations as well as a fuel terminal, and a wholesale network, where the Company manages wholesale fuel supply agreements to certain locations. A combination of the land and/or building at 101 retail locations were subject to lease agreements. The acquisition brought 148 additional stores to Texas, as well as 50 stores in Alabama, Florida, and Mississippi. This acquisition met the criteria to be considered a business combination. During the year-ended April 30, 2026, the Company closed or divested all ten CEFCO stores acquired in Mississippi.

Goodwill of $577,652 was recognized as the result of the acquisition and is primarily attributable to the location of the stores in relation to our footprint and expected synergies. Almost all of the goodwill associated with this transaction will be deductible for income tax purposes over 15 years.

The aggregate purchase price for the acquisition totaled $1,165,752, which is gross of cash and cash equivalents acquired. The purchase price was paid in cash using available cash on hand and proceeds from the issuance of the Incremental Term Loan, and the Senior Notes Series I & J during the prior fiscal year.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. We utilized a third-party valuation specialist to assist in valuing the customer relationships, trade name, leases, and property and equipment acquired:

Assets acquired:	
Cash and cash equivalents	$ 60,212
Receivables	25,368
Inventories	50,928
Prepaid and other current assets	2,509
Deferred income taxes	9,903
Property and equipment	529,719
Operating lease right-of-use assets	313,867
Other assets	940
Customer relationships and trade name	38,000
Goodwill	577,652
Total assets	1,609,098
Liabilities assumed:	
Accounts payable	70,892
Accrued expenses and other long-term liabilities	21,972
Operating lease liabilities	350,482
Total liabilities	443,346
Net assets acquired and total purchase price	$ 1,165,752

Acquisition-related transaction costs are recognized as period costs as incurred. The Company incurred total acquisition-related transaction costs of $26,205 for the year ended April 30, 2025, related to the Fikes acquisition, which are primarily recorded within operating expenses on the consolidated statements of income. The Company recognized approximately $952,018 of revenue related to the Fikes entities in the consolidated statements of income for year ended April 30, 2025. The impact to net income related to the Fikes entities was not material for the year ended April 30, 2025.

During the year ended April 30, 2025, the Company acquired a further 37 stores through a variety of transactions, pursuant to the terms and conditions of the related asset purchase agreements. The majority of these acquisitions meet the criteria to be considered business combinations, and have been recorded in the financial statements in line with the methods discussed above.

During the year ended April 30, 2024, the Company acquired 112 stores through a variety of transactions, pursuant to the terms and conditions of asset purchase agreements. Total payments for the acquisitions of businesses were $330,032, which were paid in cash upon closing using available cash on hand. The Company incurred total acquisition-related transaction costs of $8,920 for fiscal 2024 which are recorded within operating expenses on the consolidated statements of income. The Company recognized approximately $237,529 of revenue related to the acquired locations in the consolidated statements of income for the year ended April 30, 2024. The amount of net income related to the acquired locations was not material for the year ended April 30, 2024.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

U.S. GAAP requires that each financial asset and liability carried at fair value be classified into one of the following of the fair value hierarchy levels, which is based upon the quality of the inputs used in the valuation. Level 1 inputs are quoted market prices in active markets for identical assets and liabilities. Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data (excluding those included within Level 1). Level 3 inputs are unobservable inputs that are not corroborated by market data. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period. A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable: The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt: The fair value of the Company's long-term debt (including current maturities) is estimated based on the current rates offered to the Company for debt of the same or similar issuances which are considered Level 2 inputs. The fair value of the Company's long-term debt was approximately $2,226,000 and $2,285,000 at April 30, 2026 and 2025, respectively. The fair value calculated excludes finance lease obligations of $115,197 and $108,920 outstanding at April 30, 2026 and 2025, respectively, which are grouped with long-term debt on the consolidated balance sheets.

Credit Agreement

The Company is party to a credit agreement, dated as of April 21, 2023 (the "Original Credit Agreement") for (a) a $250,000 unsecured term loan (the "Original Term Loan") and (b) an $850,000 unsecured revolving credit facility (the "Revolving Facility" and together with the Original Term Loan, the "Original Credit Facilities"). The Revolving Facility is available for working capital and other general corporate purposes of the Company and its subsidiaries.

The outstanding principal balance on the Original Term Loan is required to be repaid in equal quarterly installments in an amount equal to 1.25% of the original principal amount, on the last day of each March, June, September, and December, with the balance of the Original Credit Facilities due on April 21, 2028. Principal payments on the Original Term Loan have been prepaid through March 31, 2027, and quarterly installments will resume on June 30, 2027. The Original Credit Agreement contains an expansion option permitting the Company to request an increase of either of the Original Credit Facilities from time to time not to exceed the greater of (a) $900,000 and (b) 100% of Consolidated EBITDA (as defined in the Original Credit Agreement) of the Company for the four most recently completed fiscal quarters, from the lenders or other financial institutions acceptable to the Company and the administrative agent, upon the satisfaction of certain conditions, including the consent of the lenders whose commitments would increase. The Company had $200,000 outstanding on the Original Term Loan at April 30, 2026 and 2025. Additionally, the Company had $0 outstanding under the Revolving Facility at April 30, 2026 and 2025.

In the prior fiscal year, the Company entered into an amendment to the Original Credit Agreement (the "Amendment" and, together with the Original Credit Agreement, the "Credit Agreement"), pursuant to which the Company incurred an incremental term loan in an aggregate principal amount of $850,000 (the "Incremental Term Loan"). The outstanding principal balance of the Incremental Term Loan is required to be repaid in equal quarterly installments of $10,625 on the last business day of each March, June, September, and December, which commenced on March 31, 2025, with the remaining balance due on October 30, 2029. The Company had $796,875 and $839,375 outstanding on the Incremental Term Loan at April 30, 2026 and 2025, respectively.

Amounts borrowed under the Credit Agreement, including the Term Loan, Incremental Term Loan and the Revolving Facility, bear interest at variable rates based upon, at the Company's option, either: (a) either Term SOFR or Daily Simple SOFR, in each case plus 0.10% (with a floor of 0.00%) for the interest period in effect, plus an applicable margin ranging from 1.10% to 1.70% or (b) an alternate base rate, which generally equals the highest of (i) the prime commercial lending rate announced by the Administrative Agent as its "prime rate", (ii) the federal funds rate plus 1/2 of 1.00%, and (iii) Adjusted Daily Simple SOFR plus 1.00%, each plus an applicable margin ranging from 0.10% to 0.70% and each with a floor of 1.00%. The applicable margins and facility fee, in each case, are dependent upon the Company's quarterly Consolidated Leverage Ratio, as defined in the Credit Agreement.

Bank Line

The Company has an additional unsecured bank line of credit (the "Bank Line") with availability of up to $50,000. The Bank Line bears interest at a variable rate subject to change from time to time based on changes in an independent index referred to in the Bank Line as the Federal Funds Offered Rate. There was $0 outstanding under the Bank Line at April 30, 2026 and 2025. The Bank Line is due upon demand.

The carrying amount of the Company's long-term debt and finance lease obligations by issuance is as follows:

	As of April 30,	
	2026	2025
Finance lease liabilities (Note 7)	$ **115,197**	$ 108,920
3.67% Senior Notes (Series A) due in 7 installments beginning June 17, 2022, and ending June 15, 2028	**63,000**	87,000
3.75% Senior Notes (Series B) due in 7 installments beginning December 17, 2022 and ending December 18, 2028	**21,000**	29,000
3.65% Senior Notes (Series C) due in 7 installments beginning May 2, 2025 and ending May 2, 2031	**45,000**	50,000
3.72% Senior Notes (Series D) due in 7 installments beginning October 28, 2025 and ending October 28, 2031	**45,000**	50,000
3.77% Senior Notes (Series F) due August 22, 2028	**250,000**	250,000
2.85% Senior Notes (Series G) due August 7, 2030	**325,000**	325,000
2.96% Senior Notes (Series H) due August 6, 2032	**325,000**	325,000
5.23% Senior notes (Series I) due November 2, 2031	**150,000**	150,000
5.43% Senior notes (Series J) due November 2, 2034	**100,000**	100,000
Variable rate term loan facility, requiring quarterly installments beginning June 30, 2027 and ending April 21, 2028	**200,000**	200,000
Variable rate incremental term loan facility, requiring quarterly installments ending October 30, 2029	**796,875**	839,375
Debt issuance costs	**(4,478)**	(5,750)
	$ **2,431,594**	$ 2,508,545
Less current maturities	**101,357**	94,925
	$ **2,330,237**	$ 2,413,620

Interest, net on the consolidated statements of income is net of interest income of $14,104, $13,102, and $11,736 for the years ended April 30, 2026, 2025, and 2024, respectively. Interest, net is also net of interest capitalized of $3,189, $2,305, and $3,363 during the years ended April 30, 2026, 2025, and 2024, respectively.

The agreements relating to the above long-term debt contain certain financial and non-financial covenants. At April 30, 2026, the Company was in compliance with all such operating and financial covenants.

Listed below are the aggregate maturities of long-term debt, excluding finance lease obligations (refer to Note 7 for future minimum payments under finance leases), for the 5 years commencing May 1, 2026 and thereafter:

Years ended April 30,	
2027	$ 90,500
2028	290,500
2029	328,500
2030	685,375
2031	341,000
Thereafter	585,000
	$ 2,320,875

4. PREFERRED AND COMMON STOCK

Preferred stock: The Company has 1,000,000 authorized shares of preferred stock, of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares of preferred stock have been issued.

Common stock: The Company currently has 120,000,000 authorized shares of common stock.

Stock incentive plans: The 2025 Stock Incentive Plan (the "2025 Plan") was approved by the Company's shareholders on September 3, 2025, at the Company's annual shareholders meeting (the "2025 Plan Effective Date"). There were 1,650,000 shares available for issuance under the 2025 Plan as of the 2025 Plan Effective Date. The 2025 Plan replaces the 2018 Stock Incentive Plan (the "2018 Plan"), under which no new awards were allowed to be granted as of the 2025 Plan Effective Date. Outstanding awards under the 2018 Plan continue to be governed by the terms thereof and the award agreements made pursuant thereto, including any such terms that are intended to survive the termination of the 2018 Plan or the settlement of such awards. Shares subject to awards under the 2018 Plan that expire, are forfeited, cancelled, or settled in cash will be added back to the shares available for issuance under the 2025 Plan. Awards under the 2025 Plan may take the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based and equity-related awards, each of which, upon issuance, is counted as one share against the 2025 Plan share reserve. At April 30, 2026, there were 1,644,574 shares that remain available for grant under the 2025 Plan.

The following table presents a summary of our restricted stock unit activity during the three-year period ended April 30, 2026. At April 30, 2026, there were no stock options, stock appreciation rights or other equity-based awards outstanding.

	Shares	Weighted-Average Grant Date Fair Value per Share	
Unvested at April 30, 2023	550,840		
Granted	142,865	$	238
Vested	(219,752)		
Forfeited	(17,534)		
Performance Award Adjustments	35,443		
Unvested at April 30, 2024	491,862		
Granted	113,009		345
Vested	(179,536)		
Forfeited	(9,540)		
Performance Award Adjustments	83,448		
Unvested at April 30, 2025	499,243		262
Granted	103,421		465
Vested	(234,612)		236
Forfeited	(6,335)		299
Performance Award Adjustments	112,666		361
Unvested at April 30, 2026	**474,383**	$	**342**

Total share-based compensation costs recorded for employees and non-employee board members for the restricted stock unit awards for the years ended April 30, 2026, 2025 and 2024 were $63,407, $47,732, and $41,379, respectively. As of April 30, 2026, there was $56,055 of total unrecognized compensation costs related to the 2018 Plan for costs related to restricted stock units which are expected to be recognized ratably through fiscal 2029, with a weighted average remaining term of 0.9 year. The fair value of restricted stock unit awards vested for the years ended April 30, 2026, 2025 and 2024 were $117,246, $65,947, and, $49,631, respectively, as of the applicable vest date.

On, and effective as of, March 3, 2022, the Board authorized the Original Repurchase Program, whereby the Company was authorized to repurchase its outstanding common stock from time-to-time, for an aggregate amount of up to $400,000, exclusive of fees, commissions, excise taxes, or other costs. During the year, we repurchased and retired 355,107 shares of our common stock under the Original Repurchase Program for a total of $200,498, excluding fees, commissions, excise taxes, and other costs. As of April 30, 2026, $94,612 remained available thereunder. Subsequent to the end of the fiscal year, on, and effective as of, June 4, 2026, the Board authorized the Expanded Repurchase Program, which increased the amount of the Original Repurchase Program to a total aggregate amount of up to $1,000,000, exclusive of fees, commissions, excise taxes, or other costs. The Expanded Repurchase Program has no set expiration date and the timing and number of repurchase transactions thereunder depends on a variety of factors including, but not limited to, market conditions, corporate considerations, business opportunities, debt agreements, and regulatory requirements. The Expanded Repurchase Program can be suspended or discontinued at any time.

5. NET INCOME PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

	Years ended April 30,		
	2026	2025	2024
Basic			
Net income	$ 714,448	$ 546,520	$ 501,972
Weighted average shares outstanding-basic	37,065,319	37,116,152	37,164,022
Basic earnings per common share	$ 19.28	$ 14.72	$ 13.51
Diluted			
Net income	$ 714,448	$ 546,520	$ 501,972
Weighted-average shares outstanding-basic	37,065,319	37,116,152	37,164,022
Plus dilutive effect of share-based compensation	216,334	226,860	206,284
Weighted-average shares outstanding-diluted	37,281,653	37,343,012	37,370,306
Diluted earnings per common share	$ 19.16	$ 14.64	$ 13.43

6. INCOME TAXES

Income tax expense attributable to earnings consisted of the following components:

	Years ended April 30,		
	2026	2025	2024
Current tax expense:			
Federal	$ 100,710	$ 85,207	$ 78,542
State	27,093	20,764	22,394
Total current tax expense	127,803	105,971	100,936
Deferred tax expense			
Federal	85,505	56,112	52,917
State	9,267	3,846	335
Total deferred tax expense	94,772	59,958	53,252
Total income tax expense	$ 222,575	$ 165,929	$ 154,188

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

| | As of April 30, | |
	2026	2025
Deferred tax assets:		
Accrued liabilities and reserves	$ 12,976	$ 8,996
Deferred revenue	18,177	17,845
Accrued bonus compensation	15,203	10,023
Insurance accruals	14,752	13,013
Operating and finance lease obligations	150,725	144,997
Asset retirement obligations	13,506	12,921
Deferred compensation	3,617	3,151
Share-based compensation	10,177	8,944
State net operating losses and tax credits	3,842	2,500
Other	10,749	8,197
Total gross deferred tax assets	253,724	230,587
Less valuation allowance	550	550
Total net deferred tax assets	253,174	230,037
Deferred tax liabilities:		
Property and equipment and operating lease right-of-use assets	(901,117)	(799,404)
Goodwill	(85,834)	(66,754)
Other	(6,066)	(10,784)
Total gross deferred tax liabilities	(993,017)	(876,942)
Net deferred tax liability	$ (739,843)	$ (646,905)

At April 30, 2026, the Company had net operating loss carryforwards for state income tax purposes of $176,909, which are available to offset future state taxable income. The state net operating loss carryforwards begin to expire in 2031. In addition, the Company had state tax credit carryforwards of $1,945, which begin to expire in 2027.

The valuation allowance for state net operating loss and state tax credit deferred tax assets as of April 30, 2026 and 2025 was $550. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,					
	2026		2025		2024	
	Amount	**Percent**	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	**$ 196,775**	**21.0 %**	$ 149,614	21.0 %	$ 137,794	21.0 %
State and local income taxes, net of federal income tax effect						
State and local income taxes, net of federal income tax effect (a)	**29,724**	**3.2 %**	24,496	3.4 %	24,461	3.7 %
Effect of changes in tax laws or rates enacted in the current period	**139**	**— %**	(578)	(0.1)%	(6,306)	(1.0)%
Other	**(1,139)**	**(0.1)%**	(4,476)	(0.6)%	(199)	— %
Tax credits	**(5,349)**	**(0.6)%**	(6,966)	(1.0)%	(6,737)	(1.0)%
Nontaxable or nondeductible items						
Share-based payment awards	**(6,373)**	**(0.6)%**	(2,442)	(0.3)%	(723)	(0.1)%
Nondeductible executive compensation	**8,559**	**0.9 %**	5,847	0.8 %	5,706	0.9 %
Other	**865**	**0.1 %**	498	0.1 %	394	— %
Changes in unrecognized tax benefits	**(626)**	**(0.1)%**	(64)	— %	(202)	— %
Effective tax rate	**$ 222,575**	**23.8 %**	$ 165,929	23.3 %	$ 154,188	23.5 %

(a) State taxes in Illinois and Minnesota made up the majority (greater than 50 percent) of the tax effect in this category in fiscal 2026, 2025 and 2024.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had a total of $10,071 and $10,773 in gross unrecognized tax benefits at April 30, 2026 and 2025, respectively, which is recorded in other long-term liabilities in the consolidated balance sheets. Of this amount, $7,956 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. Unrecognized tax benefits decreased $702 during the twelve months ended April 30, 2026, due primarily to the expiration of certain statute of limitation exceeding the increase associated with income tax filing positions for the current year. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended April 30,		
	2026		2025
Beginning balance	**$ 10,773**	$	10,747
Additions based on tax positions related to current year	**2,251**		2,382
Reductions due to lapse of applicable statute of limitations	**(2,953)**		(2,356)
Ending balance	**$ 10,071**	$	10,773

The total net amount of accrued interest and penalties for such unrecognized tax benefits was $195 and $266 at April 30, 2026 and 2025, respectively, and is included in other long-term liabilities. Net interest and penalties included in income tax expense for the twelve month periods ended April 30, 2026 and 2025 was a decrease in tax expense of $71 and $84, respectively.

The State of Illinois is currently examining tax years 2020 and 2021. The Company has no other ongoing federal or state income tax examinations. The federal statute of limitations remains open for the tax years 2022 and forward. Tax years 2020 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

Cash paid for income taxes, net of refunds, for each of the three years were as follows:

		Years ended April 30,				
		2026		2025		2024
Cash paid for income taxes:						
Federal	$	**115,000**	$	72,500	$	81,500
Illinois		**13,800**		10,000		12,750
Other, net		**9,218**		7,271		10,750
Total cash paid for income taxes, net	$	**138,018**	$	89,771	$	105,000

7. LEASES

The Company records operating lease liabilities within its own financial statement caption, broken out between current and long-term, and records finance lease liabilities within current maturities of long-term debt and finance lease obligations and long-term debt and finance lease obligations on the consolidated balance sheets. All lessor related activity is considered immaterial to the consolidated financial statements.

Lease right-of-use assets outstanding as of April 30, 2026 and 2025 consisted of the following:

			Years ended April 30,		
	Classification		**2026**		2025
Finance lease right-of-use assets	Net property and equipment	$	**96,310**	$	89,909
Operating lease right-of-use assets	Operating lease right-of-use assets, net		**432,640**		417,046

The summary of lease-related costs included on the consolidated statements of income is included below:

			Years ended April 30,				
		2026		2025		2024
Operating lease cost	$	**41,842**	$	26,309	$	10,174
Finance lease cost:						
Amortization of right-of-use assets	$	**11,739**	$	10,275	$	10,417
Interest expense on lease liabilities		**5,213**		4,969		4,491

The summary of cash paid for amounts included in the measurement of liabilities included on the consolidated statements of cash flows and supplementary cash flow information are included below:

			Years ended April 30,				
		2026		2025		2024
Operating cash flows required by operating leases	$	**40,869**	$	28,992	$	8,693
Operating cash flows required by finance leases		**5,213**		4,969		4,491
Financing cash flows required by finance leases		**10,416**		9,367		9,156
Right-of-use assets obtained in exchange for new finance lease liabilities	$	**20,980**	$	16,715	$	17,626
Right-of-use assets obtained in exchange for new operating lease liabilities		**43,564**		316,762		14,646

Weighted average remaining lease terms and weighted average discount rates on outstanding leases were as follows:

		April 30,	
		2026	2025
Weighted-average remaining lease-term - finance lease		**14.7**	15.5
Weighted-average remaining lease-term - operating lease		**19.7**	19.8
Weighted-average discount rate - finance lease		**4.89 %**	4.92 %
Weighted-average discount rate - operating lease		**5.95 %**	5.89 %

Future minimum payments under the finance leases and operating leases consisted of the following at April 30, 2026:

Years ended April 30,	Finance leases		Operating leases	
2027	$	15,124	$	38,175
2028		15,713		40,012
2029		14,685		40,053
2030		13,118		40,271
2031		7,410		40,324
Thereafter		100,031		622,058
Total minimum lease payments	$	166,081	$	820,893
Less amount representing interest		50,884		347,412
Present value of net minimum lease payments	$	115,197	$	473,481

In fiscal year 2020, Casey's Marketing Company, and the City of Joplin, Missouri ("Joplin") entered into an agreement in which Joplin agreed to issue up to $51,400 of taxable industrial development revenue bonds for the purpose of acquiring, constructing, improving, purchasing, equipping and installing a warehouse and distribution facility, which has been completed and is currently being used by the Company. As the title of the development was transferred to Joplin and the Company is subsequently leasing the related asset from Joplin, we have accounted for the transaction under the sale-and-leaseback guidance. We have a purchase option included in the lease agreement for below the fair value of the asset, which prevents the transfer of the assets to Joplin from being recognized as a sale. Accordingly, we have not recognized any gain or loss related to the transfer. Furthermore, we have not derecognized the transferred assets and continue to recognize them in property and equipment on the consolidated balance sheets. The Company has the right and intends to set-off any obligations to make payments under the lease, with proceeds due from the industrial revenue bonds.

8. BENEFIT PLAN

The Company provides Team Members with a defined contribution 401(k) Plan. The 401(k) Plan is available to all Team Members who meet minimum age and service requirements. The Company contributions consist of matching amounts in Company stock and are allocated based on Team Member contributions. Contributions to the 401(k) Plan were $20,368, $17,294, and $14,262 for the years ended April 30, 2026, 2025, and 2024, respectively.

On April 30, 2026 and 2025, 601,287 and 660,680 shares of common stock, respectively, were held by the trustee of the 401(k) Plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the 401(k) Plan are treated as outstanding in the computation of net income per common share.

9. COMMITMENTS

The Company has entered into employment agreements with its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, each of which require minimum annual compensation. The Company also has entered into change of control agreements with its Chief Executive Officer and 34 other officers, providing for certain payments in the event of termination in connection with a change of control of the Company, as defined therein.

10. CONTINGENCIES

Environmental compliance: The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The majority of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

The Company currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company has an accrued liability at April 30, 2026 and 2025 of approximately $465 and $385, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. The Company believes we have no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters: From time to time we may be involved in legal or administrative proceedings or investigations arising from the conduct of our business operations, including, but not limited to, contractual disputes; employment, personnel, or accessibility matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material impact on our consolidated financial position and results of operations.

The Company is named as a defendant in two lawsuits alleging that it misclassified its Store Managers as exempt employees under the Fair Labor Standards Act (FLSA) - White (f/k/a McColley) v. Casey's General Stores, Inc. in the United States District Court for the Northern District of Indiana and Kessler v. Casey's Marketing Company, et al. in the Southern District of Illinois. During the year, the parties agreed to a settlement of all claims in both matters, which has been recorded in other accrued expenses on our consolidated balance sheet at April 30, 2026. The amount is not material to the Company's consolidated financial statements. Subsequent to year end, the settlement was approved by the applicable court(s). The Company continues to maintain that its Store Managers are properly classified as exempt employees under the FLSA and does not admit any wrongdoing as a result of the settlement.

At April 30, 2026, the Company was primarily self-insured for workers' compensation claims in all but three states of its operating territory. In North Dakota and Ohio, the Company is required to participate in an exclusive, state-managed fund for all workers compensation claims. In Texas, the Company maintains a Work Injury Benefit Plan in lieu of workers' compensation insurance for all Texas-based Team Members other than Group Petroleum Services drivers. The Company was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding $2,000 for auto liability and $1,000 for both general liability and workers' compensation. Additionally, the Company is self-insured for its portion of Team Member medical expenses. At April 30, 2026 and 2025, the Company had $67,240 and $74,471, respectively, accrued for estimated claims relating to self-insurance, the majority of which has been actuarially determined.

11. SEGMENT REPORTING

As of April 30, 2026, we operated 2,944 stores in 19 states. Our stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of our guests. We manage the business on the basis of one operating segment and therefore, have only one reportable segment. Our stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of guests. We make specific disclosures concerning the three broad categories of prepared food and dispensed beverage, grocery and general merchandise, and fuel because it allows us to more effectively discuss trends and operational initiatives within our business and industry. Although we can separate revenues and cost of goods sold within these categories (and further sub-categories), the operating expenses associated with operating a store that sells these products are not separable by these three categories.

Casey's chief operating decision maker ("CODM") is the President and Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources and capital based on profitability metrics, such as net income, that is reported on the consolidated statements of income. The CODM considers actual-to-forecast variances on a monthly, quarterly and annual basis for this profit measure when making decisions about resource allocation and assessing company performance. Total asset information by segment is not regularly provided to our CODM or utilized for purposes of assessing performance or allocating resources and, as a result, such information has not been presented below.

The following table provides information on revenue, significant expenses, and net income related to the single reportable segment:

	Years ended April 30,		
	2026	2025	2024
Revenue	**$ 17,561,101**	$ 15,940,899	$ 14,862,913
Cost of goods sold (excluding depreciation and amortization)			
Prepared food & dispensed beverage	**735,885**	674,322	603,305
Grocery & general merchandise	**2,928,209**	2,691,879	2,456,867
Fuel	**9,118,816**	8,539,339	8,285,400
Other (1)	**457,150**	282,956	169,430
Total cost of goods sold (excluding depreciation and amortization)	**13,240,060**	12,188,496	11,515,002
Operating expenses			
Same-store employee expense	**1,065,844**	975,186	940,560
Same-store other expense	**529,640**	480,378	454,480
Same-store credit card fees expense	**232,399**	212,399	211,681
Non same-store operating expense	**347,188**	305,604	170,420
Other (2)	**662,355**	578,789	511,372
Total operating expenses	**2,837,426**	2,552,356	2,288,513
Depreciation & amortization	**449,958**	403,647	349,797
Interest, net	**96,634**	83,951	53,441
Income before income taxes	**937,023**	712,449	656,160
Federal and state income taxes	**222,575**	165,929	154,188
Net income	**$ 714,448**	$ 546,520	$ 501,972

(1)   Other included in total cost of goods sold (excluding depreciation and amortization) primarily includes activity related to wholesale fuel.

(2)   Other included in operating expenses includes expenses for information technology, operations, merchandising, finance, human resources, legal, acquisitions, field operations and service excellence.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) <u>Evaluation of disclosure controls and procedures.</u>

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 240.13a-15(e)). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures were effective as of April 30, 2026.

For purposes of Rule 13a-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (l5 U.S.C. 78a et seq.) is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) <u>Management's Report on Internal Control over Financial Reporting</u>.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

On the basis of the prescribed criteria, management concluded that the Company's internal control over financial reporting was effective as of April 30, 2026.

KPMG LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 31.

(c) <u>Changes in Internal Control over Financial Reporting</u>.

There have been no changes in the Company's internal control over financial reporting during the quarter ended April 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Information about our Executive Officers", "Executive Compensation", and "The Board of Directors and Its Committees", as filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2026, and used in connection with the Company's 2026 Annual Meeting of Shareholders are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Conduct and Ethics) for its directors, officers, and all Team Members. The Financial Code of Ethics, the Code of Conduct and Ethics, and other Company governance materials are available under the Investor Relations-Governance link of the Company website located at www.caseys.com. In the event of any amendments to, or waivers of, the Financial Code of Ethics or the Code of Conduct and Ethics, any required disclosure will be posted to our website. To date, there have been no waivers of the Financial Code of Ethics or the Code of Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

The Company has adopted insider trading policies and procedures applicable to its directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable Nasdaq listing standard. The Company's Insider Trading Policy and Procedures is filed as Exhibit 19.1 to this Form 10-K. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in the Company's securities.

ITEM 11. EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Compensation Discussion and Analysis", "The Board of Directors and Its Committees", "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation in Compensation Decisions", "Executive Compensation," "CEO Pay Ratio", "Potential Payments Upon Termination or Change of Control", "Director Compensation", and "Certain Relationships and Related Party Transactions", as filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2026, and used in connection with the Company's 2026 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers", "Principal Shareholders" and "Equity Compensation Plan Information", as filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2026, and used in connection with the Company's 2026 Annual Meeting of Shareholders are hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the captions "Certain Relationships and Related Transactions", "Governance of the Company" and "The Board of Directors and its Committees", as filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2026, and used in connection with the Company's 2026 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" as filed with the Commission within 120 days after April 30, 2026, and used in connection with the Company's 2026 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as a part of this report on Form 10-K:

    a.   The following financial statements are included herewith:

        Reports of Independent Registered Public Accounting Firm (KPMG LLP, Minneapolis, MN, PCAOB ID 185)
        Consolidated Balance Sheets, April 30, 2026 and 2025
        Consolidated Statements of Income, Three Years Ended April 30, 2026
        Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2026
        Consolidated Statements of Cash Flows, Three Years Ended April 30, 2026
        Notes to Consolidated Financial Statements

    (2)   No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

    (3)   The following exhibits are filed as a part of this report:

Exhibit Number	Description of Exhibits
3.1	Second Restatement of the Restated and Amended Articles of Incorporation, as amended September 5, 2018, June 28, 2019 and September 4, 2019 (incorporated by reference to Exhibit 3.1 to Form 10-Q as filed September 9, 2019)
3.2	Eighth Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Form 8-K filed June 9, 2026)
4.1	Note Purchase Agreement dated August 9, 2010 among the Company and the purchasers of the 5.22% Senior Notes (incorporated by reference to Exhibit 4.1 to Form 8-K as filed August 10, 2010)
4.2	Note Purchase Agreement dated June 17, 2013 among the Company and the purchasers of the 3.67% Series A Notes and 3.75% Series B Notes (incorporated by reference to Exhibit 4.10 to Form 8-K as filed June 18, 2013)
4.3	First Amendment to the 2013 Note Purchase Agreement, dated June 30, 2020 (incorporated by reference to Exhibit 4.2 to Form 8-K as filed July 7, 2020)
4.4	Second Amendment to the 2013 Note Purchase Agreement, dated October 4, 2024 (incorporated by reference to Exhibit 4.2 to Form 8-K as filed October 9, 2024)
4.5	Note Purchase Agreement dated May 2, 2016 among the Company and the purchasers of the 3.65% Series C Notes and 3.72% Series D Notes (incorporated by reference to Exhibit 4.11 to Form 8-K as filed May 3, 2016)
4.6	First Amendment to the 2016 Note Purchase Agreement, dated June 30, 2020 (incorporated by reference to Exhibit 4.3 to Form 8-K as filed July 7, 2020)
4.7	Second Amendment to the 2016 Note Purchase Agreement, dated October 4, 2024 (incorporated by reference to Exhibit 4.3 to Form 8-K as filed October 9, 2024)
4.8	Note Purchase Agreement dated June 13, 2017 among the Company and the purchasers of the 3.51% Series E Notes and 3.77% Series F Notes (incorporated by reference to Exhibit 4.12 to Form 8-K as filed June 15, 2017)
4.9	First Amendment to the 2017 Note Purchase Agreement, dated June 30, 2020 (incorporated by reference to Exhibit 4.4 to Form 8-K as filed July 7, 2020)
4.10	Second Amendment to the 2017 Note Purchase Agreement, dated October 4, 2024 (incorporated by reference to Exhibit 4.4 to Form 8-K as filed October 9, 2024)
4.11	Note Purchase Agreement dated June 30, 2020 among the Company and the purchasers of the 2.85% Series G Notes and 2.96% Series H Notes (incorporated by reference to Exhibit 4.1 to Form 8-K as filed July 7, 2020)
4.12	First Amendment to the 2020 Note Purchase Agreement, dated October 4, 2024 (incorporated by reference to Exhibit 4.5 to Form 8-K as filed October 9, 2024)
4.13	Note Purchase Agreement dated October 4, 2024 among the Company and the purchasers of the 5.23% Series I Notes and 5.43% Series J Notes (incorporated by reference to Exhibit 4.1 to Form 8-K as filed October 9, 2024)
4.14	Description of Securities Registered Under Section 12 of the Exchange Act

10.1	Promissory Note delivered to UMB Bank, n.a. and related Negative Pledge Agreement dated June 1, 2023 (incorporated by reference to exhibit 10.1 to Form 8-K as filed June 6, 2023)
10.2	Credit Agreement, dated as of April 21, 2023, by and among Casey's General Stores, Inc. Wells Fargo Bank, National Association, as administrative agent, and the lenders and issuing banks from time to time party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K as filed April 26, 2023)
10.3	First Amendment to Credit Agreement and Incremental Amendment, dated as of October 30, 2024, among Casey's General Stores, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to Form 8-K as filed November 5, 2024)
10.4*	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K as filed December 19, 2019)
10.5*	Executive Nonqualified Excess Plan Document and related Adoption Agreement dated September 25, 2015 (incorporated by reference to Exhibit 10.7 to Form 10-K as filed June 26, 2020)
10.6*	Employment Agreement, dated May 31, 2019, between the Company and Darren M. Rebelez (with the Change of Control Agreement attached as an exhibit thereto) (incorporated by reference to Exhibit 10.1 to Form 8-K as filed June 6, 2019)
10.7*	Amended and Restated Employment Agreement, dated July 25, 2022, between the Company and Darren M. Rebelez (incorporated by reference to Exhibit 10.1 to Form 8-K as filed July 29, 2022)
10.8*	Amendment to Employment Agreement, dated December 5, 2024, between the Company and Darren M. Rebelez (incorporated by reference to Exhibit 10.1 to Form 8-K as filed December 9, 2024)
10.9*	Employment Agreement, dated May 12, 2020, between the Company and Stephen P. Bramlage, Jr. (with the Change of Control Agreement attached as an exhibit thereto) (incorporated by reference to Exhibit 10.1 to Form 8-K as filed May 13, 2020)
10.10*	Employment Agreement, dated May 8, 2020, between the Company and Ena Williams Koschel (with the Change of Control Agreement attached as an exhibit thereto) (incorporated by reference to Exhibit 10.1 to Form 8-K as filed May 13, 2020)
10.11*	Casey's General Stores, Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.43 to Form 8-K as filed September 10, 2018)
10.12*	Casey's General Stores, Inc. 2025 Stock Incentive Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A as filed July 23, 2025)
10.13*	Form of Restricted Stock Units Agreement for Non-Employee Directors under 2018 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Form 8-K as filed September 10, 2018)
10.14*	Form of Restricted Stock Units Agreement for Non-Employee Directors under 2025 Stock Incentive Plan
10.15*	Form of Restricted Stock Units Agreement (LTI Awards to Officers) and Award Summary under 2018 Stock Incentive Plan (FY24 Awards) (incorporated by reference to Exhibit 10.32 to Form 10-Q as filed September 8, 2020)
10.16*	Form of Restricted Stock Units Agreement (LTI Awards to Officers) and Award Summary under 2018 Stock Incentive Plan (FY24 Awards for Darren M. Rebelez) (incorporated by reference to Exhibit 10.18 to Form 10-K as filed June 23, 2023)
10.17*	Form of Restricted Stock Units Agreement (LTI Awards to Officers – Time-Based RSUs) under 2018 Stock Incentive Plan (FY25-FY26 Awards) (incorporated by reference to Exhibit 10.13 to Form 10-K as filed June 24, 2024)
10.18*	Form of Restricted Stock Units Agreement (LTI Awards to Officers – Time-Based RSUs) under 2018 Stock Incentive Plan (FY25-FY26 Awards for Darren M. Rebelez) (incorporated by reference to Exhibit 10.14 to Form 10-K as filed June 24, 2024)
10.19*	Form of Restricted Stock Units Agreement (LTI Awards to Officers – Performance-Based RSUs [EBITDA]) under 2018 Stock Incentive Plan (FY25-FY26 Awards) (incorporated by reference to Exhibit 10.15 to Form 10-K as filed June 24, 2024)
10.20*	Form of Restricted Stock Units Agreement (LTI Awards to Officers – Performance-Based RSUs [ROIC]) under 2018 Stock Incentive Plan (FY25-FY26 Awards) (incorporated by reference to Exhibit 10.16 to Form 10-K as filed June 24, 2024)
10.21*	Form of Restricted Stock Units Agreement (Non-Officer Employees) under 2018 Stock Incentive Plan (FY24 Awards) (incorporated by reference to Exhibit 10.33 to Form 10-Q as filed September 8, 2020)

10.22*	Form of Restricted Stock Units Agreement (Non-Officer Employees) under 2018 Stock Incentive Plan (FY25 Awards) (incorporated by reference to Exhibit 10.18 to Form 10-K as filed June 24, 2024)
10.23*	Form of Restricted Stock Units Agreement (Special Performance Award) under 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to Form 10-K as filed June 24, 2024)
10.24*	Form of Restricted Stock Units Agreement (Special Performance Award) under 2025 Stock Incentive Plan
10.25*	Form of Restricted Stock Units Agreement (LTI Awards to Officers - Time-Based RSUs) under 2025 Stock Incentive Plan (FY27 Awards) (incorporated by reference to Exhibit 10.1 to Form 8-K as filed June 9, 2026)
10.26*	Form of Restricted Stock Units Agreement (LTI Awards to Officers - Time-Based RSUs) under 2025 Stock Incentive Plan (FY27 Awards for Darren M. Rebelez)
10.27*	Form of Restricted Stock Units Agreement (LTI Awards to Officers - Performance-Based RSUs [ROIC]) under 2025 Stock Incentive Plan (FY27 Awards) (incorporated by reference to Exhibit 10.2 to Form 8-K as filed June 9, 2026)
10.28*	Form of Restricted Stock Units Agreement (LTI Awards to Officers - Performance-Based RSUs [EBITDA]) under 2025 Stock Incentive Plan (FY27 Awards) (incorporated by reference to Exhibit 10.3 to Form 8-K as filed June 9, 2026)
10.29*	Casey's General Stores, Inc. Officer Severance Plan (incorporated by reference to Exhibit 10.1 to Form 8-K as filed September 9, 2019)
19.1	Casey's General Stores, Inc. Insider Trading Policy and Procedures (incorporated by reference to Exhibit 19.1 to Form 10-K as filed June 23, 2025)
21.1	Subsidiaries of Casey's General Stores, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of Darren M. Rebelez under Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certificate of Stephen P. Bramlage Jr. under Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certificate of Darren M. Rebelez under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of Stephen P. Bramlage Jr. under Section 906 of Sarbanes-Oxley Act of 2002
97.1	Casey's General Stores, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K as filed June 24, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*	Indicates management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date: June 22, 2026

By /s/ Darren M. Rebelez
Darren M. Rebelez
President and Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 22, 2026

By /s/ Stephen P. Bramlage Jr.
Stephen P. Bramlage Jr.
Chief Financial Officer
(Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 22, 2026

By /s/ Darren M. Rebelez
Darren M. Rebelez
President, Chief Executive Officer and
Board Chair

Date: June 22, 2026

By /s/ Stephen P. Bramlage Jr.
Stephen P. Bramlage Jr.
Chief Financial Officer

Date: June 22, 2026

By /s/ Judy A. Schmeling
Judy A. Schmeling
Lead Independent Director

Date: June 22, 2026

By /s/ Cara K. Heiden
Cara K. Heiden
Director

Date: June 22, 2026

By /s/ Donald E. Frieson
Donald E. Frieson
Director

Date: June 22, 2026   By   /s/ David K. Lenhardt
                                                         David K. Lenhardt
                                                         Director

Date: June 22, 2026   By   /s/ Allison M. Wing
Allison M. Wing
Director

Date: June 22, 2026   By   /s/ Larree M. Renda
Larree M. Renda
Director

Date: June 22, 2026   By   /s/ Gregory A. Trojan
Gregory A. Trojan
Director

Date: June 22, 2026   By   /s/ Michael Spanos
Michael Spanos
Director

Date: June 22, 2026   By   /s/ Sri Donthi
Sri Donthi
Director

Date: June 22, 2026   By   /s/ Maria Castañón Moats
Maria Castañón Moats
Director

Date: June 22, 2026   By   /s/ Stanley J. Sutula III
Stanley J. Sutula III
Director

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COMPARATIVE STOCK PERFORMANCE

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative return of i) the S&P 1500 Consumer Staples Index, ii) the Russell 2000 Index, and iii) the S&P 500 Index. The cumulative total shareholder return computations set forth in the Performance Graph assumes the investment of $100 in the Company's Common Stock and each index on April 30, 2021, and reinvestment of all dividends. The total shareholder returns shown are not intended to be indicative of future returns.



	2021	2022	2023	2024	2025	**2026**
Casey's General Stores, Inc.	$100.00	$91.25	$104.41	$146.72	$213.15	$380.38
S&P 1500 Consumer Staples Index	100.00	115.19	118.30	121.85	139.65	150.58
Russell 2000 Index	100.00	83.13	80.10	90.77	91.56	132.23
S&P 500 Index	100.00	100.21	102.88	126.20	141.46	185.39

Casey's General Stores, Inc.
One SE Convenience Boulevard
Ankeny, IA 50021

www.caseys.com